Tupperware Corporation 2001 Annual Report


access
Fishers, Indiana_59°N55', 10°E45'_11:20 A


around the globe


New York City, New York_40°N43', 74°W01'_13:35


wherever
Tokyo, Japan_35°N40', 139°E46'_11:03 AM




Tupperware
24 hours a day


Tupperware
特百惠
保鲜之王
in 100 countries
Guangzhou, China_23°N07', 113°E18'_14:40 PM


on the internet
Tupperware
Introducing
Chicago, Illinois_41°N53', 87°W38'_14:45 PM


Tupperware
Tupperware®
Impressions 3 Pc
Classic Bowl Set
with 4 Tumblers
18 oz Tumblers
Autumn Colors
MSRP $46.35
HSN Price
$15.00
MSRP at Release $46.35
1-800-284-3100 (hsn.com)
HSN
on television
Columbus, Ohio_39°N57', 83°W00'_16:03 PM


Mexico City, Mexico 19°N24', 99°W09'_16:55 PM


whenever
Frankfurt, Germany_52°N21', 14°E33'_20:19 PM


at school
Manila, Philippines_14°N35', 121°E00'_10:43 A


t the mall!
Tupperware
Northbrook, Illinois_42°N08', 87°W50' 12:26 PM


on the shelf
Shenzhen, China_22°N27', 113°E46'_13:09 PM


on the town
Boston, Massachusetts_42°N21', 74°W01'_20:26 P



n the road
Tupperware
KUKU KOHLI
hiQaanaa आशिकाना
IDANAA" dts KARAN JIVIDHA JOHNY LEVEI
Delhi, India 59°N55 10°E45 14:5 PM


in a catalog
tupperware
et vous
Paris, France_48°N52', 2°E20'_11:22 A


nd of course, at a party!
Foshan, China_23°N03', 113°E09'_17:41 PM

Access is our vision. Tupperware, 24 hours a day, worldwide.

Chairman's Letter

DEAR SHAREHOLDERS,

We made significant progress in 2001 in implementing our new template for the future of direct selling. In a year that saw economic weakness in many of our markets, along with the impact of September 11th, we achieved local currency sales growth of 4 percent in our Tupperware businesses, and 9 percent when considering BeautiControl, the cosmetics and personal care direct seller we acquired in October 2000. Local currency net income, excluding re-engineering costs, was up 2 percent compared with 2000.

STRATEGIC GROWTH LEVERS

We are using three strategic levers to grow our business: more markets and penetration; more distribution channels; and more products and categories.

More Markets and Penetration Selling in over 100 countries gives us the opportunity to dramatically grow our sales force and hence our sales. Since the early 1990s, we've entered over 25 markets, including China, India, Russia and Indonesia. These markets represent about half the world's population, and we are now profitable in all four markets. In 2001, we appointed Christian Skröder, who had previously run our businesses in Europe, Africa and the Middle East, to the position of senior vice president, worldwide market development. In this role, Christian is focusing on growing the businesses in these markets, as well as Poland and Turkey, our areas of greatest growth opportunity.

In 2001, we made progress in increasing the size of our sales force, growing 16 percent to 1.3 million sellers worldwide. We grew in all of our geographic regions and at BeautiControl. We will work to grow in the future in a variety of ways. First, we look for ways to lower entry barriers, including an attractive price for our "opportunity kits" of demonstration products and materials. In addition, we offer incentive programs to help new recruits have a productive entry into their businesses by building their demonstration kits and quickly filling their date books of Tupperware parties. Also particularly important in our mature markets is leveraging our new selling channels with the exposure that they provide, helping our sales force connect with new recruit prospects.

I touched on what we're doing to improve our focus on growth in our emerging markets where we are already enjoying large increases in the number of sellers. We have significant opportunities here as we more fully penetrate existing and new geographies within these countries. In our BeautiControl business we are making strides in building our North American sales force through the Leadership Promotional Program we put in place in mid-2001. As we entered 2002, this program has led to a record number of "Directors in Qualification," the top tier of the sales force in this business, and has resulted in a recruiting surge as well. We see even more opportunity as we expand the BeautiControl business internationally, and we began in 2001, when we introduced the BeautiControl line in Mexico and the Philippines.

More Distribution Channels The strength of our direct selling channel is twofold. First, our channel gives us the ability to "go to" end consumers without using a traditional retail intermediary. Secondly, we provide a lucrative earning opportunity to our sales force, which is predominantly women. In emerging and developing markets, we can meet the needs of consumers long before a retail infrastructure is developed, and we give an earning opportunity to women who often have few other alternatives...we make a big difference in their lives. In developed markets, our armies of direct sellers allow us to present our products to consumers in settings where they can appreciate the multitude of features and benefits that our forward-thinking designs and highly engineered resins bring to our line. These characteristics would largely be missed in the absence of a demonstration with products on traditional retail shelves, and we would not be able to achieve the high gross margins that we enjoy.

To take our model to the next level, in the past few years we've developed and implemented a multi-channel strategy. This strategy paid off handsomely in 2001 in the United States where we are furthest along in the roll-out. Through this strategy, which we call Integrated Direct Access (IDA), we have developed an ideal way to improve access to our brand and products for the significant percentage–upward of 60 percent–of the U.S. population that is not drawn to the party plan environment. The IDA channels include retail access points in malls, general merchandisers, grocery stores and other locations; Internet selling through sales force and corporate web sites; and television shopping. Our sales organization participates in each of the channels, so they do well when we do well. In fact, IDA helps grow our core business as our sales force reaches many people outside of our existing party circles, leading to additional party and recruiting leads.

We grew our U.S. mall-based retail showcase program to 539 sites in the fourth quarter, a nice increase from 451 in 2000's fourth quarter. These sites are "owned" by our independent distributors and staffed by their sales forces. We've continued to learn how to conduct this type of retail operation and added an expert to our internal team midway through the year. Still, as we moved into more malls and especially in the wake of September 11th, we did see a decrease in per showcase productivity. In the Fall, we took the next step in our retail program, adding sites at all 62 SuperTarget stores and implementing a pilot program in 25 Kroger and Fry's grocery stores in three states. These sites are also staffed by our distributors' sales forces during high traffic periods, and both of these initiatives have been well received by our retail partners.

After testing showcase sites in many of our international markets in 2000, we moved to the roll-out stage in 2001, growing to about 100 sites in Europe and 300+ sites in Asia Pacific in the fourth quarter. We've had success similar to that in the United States with sales and lead generation. The landscape in international markets differs from the United States in that mall infrastructures and mall cart programs are not as fully developed as they are in this country. This has led to variations in where we take our sites, from fairs in Germany, to doctors' offices and schools in the Philippines. We've put in plans to dramatically grow our international programs this year.

Our U.S. Internet initiatives came into their own in 2001 as well, leading to an 85-percent increase in sales. Here too, the integration with our sales force is complete. Since April 2000, we've offered our sales force the opportunity to have their own personal web sites, which are linked to the Tupperware.com shop. Through this method, our sales force can market their businesses to family and acquaintances near and far and earn a commission roughly equivalent to what they net from their party plan businesses. Even for those sales that come directly through our corporate site, we share the same commission with the pool of sales force managers who have sites. The result is that rather than having a cost to run their sites, managers earn money <u>because</u> they have a site, leading to a virtuous circle where managers want to have sites and promote them to the consultants in their sales units. During 2001, the number of sales force sites grew to 17,000, an 80-percent increase from the beginning of the year.

We put in place exciting new Internet programs toward the end of the year, e-gift certificates and e-parties, which have been very well received. One of the ways that we market our site and acquire new customers is through targeted affiliate relationships and e-mail drops. In 2001's holiday season we were on Amazon.com, which turned out to be another very successful partnership that we will continue. Some of the metrics that illustrate the success of our Internet efforts are: dramatic growth in our database of registered customers; a high level of repeat business, which demonstrates that our customer acquisition and retention strategy is quite effective; and a robust conversion rate of visitors to buyers on the sales force sites, pointing up the value of the relationship between our sales force and their customers. Looking at 2002, we expect to begin Internet sales in selected international markets.

More Products and Categories One of the ways we build our brands is through our third growth lever, more products and categories. A good indication of the strength of our Tupperware brand is our ranking in the prestigious *Home Furnishings Network* magazine's brand survey. In 2001, the Tupperware brand ranked number one in food storage and number two overall. We were in good company with other well known brands such as General Electric®, Maytag® and KitchenAid®, which were further down the list. Also in 2001, we were recognized by the Smithsonian's Cooper-Hewitt National Design Museum with the National Design Award in Corporate Achievement. This award was initiated in 2000, and is presented to **just one** company each year. It is considered **the** "Oscar" of design.

In 2001, we again met our goal of having at least 20 percent of our sales from products introduced in the past two years. In this effort, we've continued to focus on products in our core lines of food management, preparation and presentation, along with adding and growing new categories. We look at our category growth in two parts. We consider the United States and the mature markets of Western Europe to be "brand" *markets. This designation recognizes* the local infrastructures and cultures with their more developed retail infrastructures and the close identification of our brand with our core lines. The newer "brand" category initiatives include kitchen knives and cutlery, kitchen gadgets, "on the go" products and home storage and decoration.

In contrast, we consider our Latin America markets and most of our Asia Pacific markets to be "channel" focused. Through this designation we recognize the less developed retail infrastructures and the buying culture where consumers are used to purchasing, and direct sellers are used to selling, a wide variety of products—in some cases at relatively high price points. Our "channel" category initiatives include jewelry, TupperHome™ products and children's—baby, teen and character licensing products. Of course, our most significant new product category is beauty and personal care products, which we've entered through our acquisition of BeautiControl. Like Tupperware, BeautiControl is positioned as a premium brand.

In October 2001, we strengthened our senior management team when we brought Morgan Hare on board as vice president and senior global marketing officer. Morgan has over 20 years of experience in product marketing, merchandising and direct sales, having previously served as a senior officer of Home Shopping Network℠ and as head of Avon Products' global skin care business. Her extensive experience in product marketing, importantly including products that need to be demonstrated, and her experience in our direct selling channel are assets she is using to develop and implement our evolving global marketing strategies. Morgan's first priority is to drive a more consumer-centric approach to our thinking and design. Clearly many elements of what we do and how we think have been consumer oriented, but we aim to get better. Ahead we see a dramatic opportunity for more innovation in leveraging our powerful brand name.

REVIEW OF SEGMENT RESULTS

United States Sales increased by 16 percent, marking the second consecutive year of double digit growth by this business for the first time in two decades. The increase came from both our core party plan, where the total sales force was up by more than 30 percent for most of the year, as well as from sales through our IDA channels. Sales from these channels were up 23 percent. Retail access points again accounted for most of IDA sales, but the largest contribution to the increase came from Internet selling. The 16-percent sales increase, along with an improved cost structure, including lower reserves as the business has improved, led to a 98-percent increase in operating profit.

Latin America Latin America's sales increased 9 percent and operating profit 50 percent, excluding re-engineering costs and the impact of foreign exchange. The sales increase was from Mexico and the rest of the Northern Cone, as well as Canada, which is reported in this segment. In Mexico good recruiting and a large sales force drove the sales, along with growth through our multi-catalog, multi-category strategy. In Canada, the growth came from factors similar to those we've seen in the United States. Performance in the Southern Cone was weak, reflecting the economies there. The significant profit increase reflected the higher sales, along with improved cost structures in many markets from moving to an "importing" distribution model. Implementation of this model in Brazil is being completed in the first quarter of 2002, and is expected to further improve Latin America's 2002 profitability.

Europe Sales decreased slightly and operating profit decreased 16 percent in local currency. After a slow start to the year, in spite of sluggish economies, performance improved in the second and third quarters prior to September 11th. The impact of September 11th necessitated investment of gross margin and promotional spending in order to keep the sales force engaged and to protect market share. The spending had a negative impact on profitability, but led to a 5-percent increase in fourth quarter sales, in part reflecting incremental distributor orders in anticipation of January 2002 promotional programs and implementation of the euro currency. We began the full roll-out of the retail access point strategy in this region late in 2001, and had 100 sites open in the fourth quarter.



Asia Pacific We did well in Asia Pacific's middle and emerging markets, with record sales in Malaysia/Singapore, Australia, Indonesia, India and China. Still, weak economies in Japan and Korea led to an overall local currency sales decrease of 1 percent, and profit decreased 26 percent in local currency. About half of the profit shortfall reflected the absence of 2000's use tax abatement with the remainder largely due to investment in Japan and Korea to grow the sales force and to maintain activity in light of the economic situation.

BeautiControl Sales by BeautiControl in North America increased 4 percent for the year on a pro forma basis, but growth accelerated as we ended the year and the fourth quarter was up 16 percent. Midyear, we implemented a significant leadership building promotional program that helped us achieve a record number of "Directors in Qualification" as we closed the year. Directors are the top level in our BeautiControl sales organization, and are significant recruiting and sales performers. We had a small operating profit in this business, which reflected investment in the promotional program, along with amortization of goodwill. As I've mentioned, during the year we entered Mexico and the Philippines with our BeautiControl business and look forward to the opportunity that these and other markets represent for us.

PROCESS RE-ENGINEERING

We made further progress in 2001 in process re-engineering, which we began in 1999. We'll achieve the $40-$50 million of annual benefits initially targeted, and expect to complete the program this year. Major steps included streamlining manufacturing, regional office and corporate staffs; and upgrading and standardizing procurement processes and information systems.

MANAGEMENT CHANGES

Alan Kennedy retired as president as of the end of 2001, and we would like to thank him for his significant contributions during his last four years with us. With Alan's retirement, we promoted both Glenn Drake and Gaylin Olson to the position of group president. Glenn has already been leading our North American organization as its president and has now added responsibility for Europe, Africa and the Middle East. Gaylin has been president of Latin America since 1998, and has now added Asia Pacific to his portfolio. Both Glenn and Gaylin have more than 30 years of experience with Tupperware, initially as independent distributors. Glenn has been instrumental in developing and implementing our IDA channels in North America and we look forward to his working with our management in Europe to accelerate their roll-out there. In Latin America we've successfully implemented a multi-channel, multi-catalog strategy that is key for many of our Asia Pacific markets.

Through the pictures on the preceding pages we're seeking to give you a sense of the international scope of our businesses and the variety of ways that we reach consumers through our sales forces and the variety of products that we bring them. It is truly Tupperware, whenever, wherever and however someone wants it.

Here's to a successful future and thanks to all of our stakeholders.

Rick Goings
Chairman and Chief Executive Officer

Financial Table of Contents

Selected Financial Data

(Dollars in millions, except per share amounts)	2001	2000	1999	1998	1997
OPERATING RESULTS AT ACTUAL EXCHANGE RATES					
Net sales[a]:					
Europe	$ 400.4	$ 424.1	$ 489.1	$ 518.7	$ 546.6
Asia Pacific	213.4	242.0	242.3	211.5	279.0
Latin America	201.3	193.0	154.2	186.8	247.2
United States	234.6	201.8	178.2	186.9	176.7
BeautiControl[b]	64.7	12.2	—	—	—
Total net sales	$ 1,114.4	$ 1,073.1	$ 1,063.8	$ 1,103.9	$ 1,249.5
Operating profit (loss):					
Europe	$ 74.8	$ 94.1	$ 110.7	$ 123.9	$ 144.6
Asia Pacific	28.5	44.8	35.0	20.2	37.2
Latin America	17.2[c]	8.0[c]	12.0	(16.4)	(5.7)[d]
United States	31.1	15.6	4.7	4.0	(29.5)[d]
BeautiControl[b]	0.5	0.1	—	—	—
Total operating profit	152.1[c]	162.6[c]	162.4	131.7	146.6[d]
Unallocated expenses	(23.4)[c]	(27.9)[c]	(23.1)[c]	(17.5)	(18.0)[d]
Re-engineering and impairment charges	(24.8)[c]	(12.5)[c]	(15.1)[c]	—	—
Interest expense, net	(21.7)	(21.1)	(20.9)	(22.7)	(17.8)
Income before income taxes	82.2[c]	101.1[c]	103.3[c]	91.5	110.8[d]
Provision for income taxes	20.7	26.2	24.3	22.4	28.8
Net income	$ 61.5[c]	$ 74.9[c]	$ 79.0[c]	$ 69.1	$ 82.0[d]
Earnings per common share:					
Basic	$ 1.06[c]	$ 1.30[c]	$ 1.37[c]	$ 1.19	$ 1.34[d]
Diluted	$ 1.04[c]	$ 1.29[c]	$ 1.37[c]	$ 1.18	$ 1.32[d]

See footnote explanations on page 19.

(Dollars in millions)	2001	2000	1999	1998	1997
OPERATING RESULTS AT 2001 EXCHANGE RATES					
Net sales[a,e]:					
Europe	$ 400.4	$ 410.1	$ 407.0	$ 412.5	$ 425.1
Asia Pacific	213.4	215.2	213.2	205.2	225.6
Latin America	201.3	185.2	151.2	168.0	243.8
United States	234.6	201.8	178.2	186.9	176.7
BeautiControl[b]	64.7	12.2	—	—	—
Total net sales	$ 1,114.4	$ 1,024.5	$ 949.6	$ 972.6	$ 1,071.2
Operating profit (loss)[e]:					
Europe	$ 74.8	$ 89.2	$ 89.2	$ 94.6	$ 108.8
Asia Pacific	28.5	39.5	27.9	17.6	25.6
Latin America	17.2[c]	10.3[c]	12.7	(10.8)	(4.8)[d]
United States	31.1	15.6	4.7	4.0	(29.5)[d]
BeautiControl[b]	0.5	0.1	—	—	—
Total operating profit	$ 152.1[c]	$ 154.7[c]	$ 134.5	$ 105.4	$ 100.1[d]

a. In October 2000, the Emerging Issues Task Force issued EITF 00-10, *Accounting for Shipping and Handling Revenues and Cost*, which requires fees billed to customers associated with shipping and handling to be classified as revenue. Accordingly, Tupperware Corporation (Tupperware, the Company) has reclassified the revenue related to shipping and handling fees billed to customers from delivery expense to net sales for all historical periods presented.

b. In October 2000, the Company purchased all of the outstanding shares of BeautiControl, Inc. (BeautiControl), and its results of operations have been included since the date of acquisition.

c. In 1999, the Company announced a re-engineering program. The re-engineering and impairment charges line provides for severance and other exit costs. In addition, unallocated expenses include $3.2 million, $7.9 million and $1.0 million for internal and external consulting costs incurred in connection with the program in 2001, 2000 and 1999, respectively. In 2001, $7.7 million was recorded as a reduction to Latin America operating profit primarily related to the write-down of inventory and reserves for receivables as a result of the restructuring of Brazilian sales and manufacturing operations. In 2000, $6.3 million was recorded as a reduction to Latin America operating profit related to the write-down of inventory and reserves for receivables related to changes in distributor models. Total after-tax impact of these costs was $32.5 million, $24.2 million and $12.3 million in 2001, 2000 and 1999, respectively. See Note 3 to the consolidated financial statements.

d. Includes a $42.4 million pretax charge ($31.3 million after tax): $22.2 million in Latin America, primarily for bad debts in Brazil; $16.0 million in the United States, primarily for inventory obsolescence; and $4.2 million in unallocated expenses, primarily for corporate downsizing.

e. Amounts translated using 2001 exchange rates to exclude the foreign exchange impact on sales and operating profit trends.

f. Returns on average equity and invested capital are calculated using net income and the monthly balances of equity and invested capital. Invested capital equals equity plus debt.

g. The dividend payout ratio is dividends declared per share divided by diluted earnings per share.

nm - Not meaningful.

Selected Financial Data (continued)

(Dollars in millions, except per share amounts)	2001	2000	1999	1998	1997
PROFITABILITY RATIOS					
Operating profit as a percent of sales (actual exchange rates):					
Europe	18.7%	22.2%	22.6%	23.9%	26.5%
Asia Pacific	13.4	18.5	14.4	9.5	13.3
Latin America	8.5	4.1	7.8	nm	nm
United States	13.2	7.8	2.6	2.1	nm
BeautiControl[b]	0.8	1.1	—	—	—
Total operating profit	13.7	15.2	15.3	11.9	11.7
Return on average equity[f]	50.2	52.6	60.5	47.5	30.5
Return on average invested capital[f]	14.1	17.8	19.5	17.6	17.1
FINANCIAL CONDITION					
Working capital	$ 13.8	$ 96.6	$ 61.3	$ 95.5	$ 103.3
Property, plant and equipment, net	228.5	233.1	242.9	271.0	293.0
Total assets	845.7	849.4	796.1	823.4	847.2
Short-term borrowings and current portion of long-term debt	91.6	26.9	43.9	18.7	—
Long-term debt	276.1	358.1	248.5	300.1	236.7
Shareholders' equity	126.6	123.9	145.3	135.8	214.2
Current ratio	1.04	1.35	1.20	1.33	1.34
Long-term debt-to-equity	218.1%	289.0%	171.0%	221.0%	110.5%
Total debt-to-capital	74.4%	75.6%	66.8%	70.1%	52.5%
OTHER DATA					
Net cash provided by operating activities	$ 108.8	$ 86.1	$ 113.0	$ 118.1	$ 161.8
Capital expenditures	54.8	46.3	40.9	46.2	67.5
Depreciation and amortization	49.9	52.1	55.6	64.0	66.1
COMMON STOCK DATA					
Dividends declared per share	$ 0.88	$ 0.88	$ 0.88	$ 0.88	$ 0.88
Dividend payout ratio[g]	84.6%	68.2%	64.2%	74.6%	66.7%
Average common shares outstanding (thousands):					
Basic	57,957	57,692	57,519	58,235	61,334
Diluted	58,884	57,974	57,870	58,736	61,827
Year-end book value per share	$ 2.18	$ 2.14	$ 2.52	$ 2.36	$ 3.51
Year-end price / earnings ratio	18.7	15.8	12.3	13.6	20.7
Year-end market / book ratio	8.9	9.5	6.7	6.8	7.8
Year-end shareholders (thousands)	11.7	12.7	14.1	15.6	20.5

See footnote explanations on page 19.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the results of operations for 2001 compared with 2000 and 2000 compared with 1999, and changes in financial condition during 2001. The Company's fiscal year ends on the last Saturday of December. Fiscal 2001 consisted of 52 weeks compared with 53 weeks in 2000. This information should be read in conjunction with the consolidated financial information provided on pages 41-73 of this Annual Report.

RESULTS OF OPERATIONS

Net Sales and Net Income. Net sales in 2001 were $1,114.4 million, an increase of $41.3 million, or 4 percent, from $1,073.1 million in 2000. Excluding a $48.8 million negative impact of foreign exchange, net sales increased 9 percent over 2000. In local currency, the United States and Latin America had strong improvements while Europe and Asia Pacific declined slightly. Included in the 2001 sales are full year results of BeautiControl, Inc. (BeautiControl), which was acquired in October 2000. Excluding sales of BeautiControl, sales in local currency increased 4 percent in 2001. Also impacting sales was a modification in the distribution model for the United States. Under this model, sales are made directly to the sales force with distributors compensated through commission payments. This model results in sales being recorded at a higher amount that includes the margin that previously was realized by distributors, although there is no significant impact on operating profit. At the end of 2001, 25 percent of United States distributors were fully on the new business model that is being phased in through 2003. Excluding the impact of this new model, BeautiControl sales and the impact of foreign exchange, net sales increased 3 percent over 2000.

In 2001, net income decreased 14 percent to $61.5 million from $74.9 million in 2000. Included in the 2001 and 2000 results were $35.7 million ($32.5 million after tax) and $26.7 million ($24.2 million after tax), respectively, of re-engineering costs related to the program announced in 1999. Included in these costs in 2001 was a re-engineering and impairment charge of $24.8 million that provided for severance and other exit costs primarily related to the decision to begin operating Brazil under an importing distributor model, as well as a corporate office restructuring. The remaining $10.9 million was included in operating expenses and is described below. The change in Brazil is expected to improve Company and distributor value chains while retaining a structure for growth. This change will result in Brazil selling at a lower price to the importing distributor, but will not directly materially impact operating profit as the reduced sales value will be offset by a corresponding decrease in commission payments. Re-engineering costs incurred in 2000 are discussed below. Foreign exchange had a $6.5 million negative impact on the comparison. Excluding re-engineering costs in 2001 and 2000, and the impact of foreign exchange, net income increased 2 percent, with substantial improvements in the United States and Latin America and a small contribution by BeautiControl largely offset by declines in Europe and Asia Pacific.



Tupperware® Impressions Tumbler

Net sales in 2000 were $1,073.1 million, an increase of $9.3 million, or 1 percent, from $1,063.8 million in 1999. Excluding a $72.8 million negative impact of foreign exchange, net sales increased 8 percent over 1999. In local currency, all areas reported improved sales. BeautiControl sales were included subsequent to its October 2000 acquisition. Also impacting sales was a modification in the distribution model for three countries in Latin America. In these countries, sales were made directly to the sales force with distributors compensated through commission payments. This model resulted in sales being recorded at an amount that included the margin that previously was realized by the distributors, although there was no impact on operating profit. Excluding the impact of this new model, BeautiControl sales and the impact of foreign exchange, net sales increased 5 percent over 1999.

In 2000, net income decreased 5 percent to $74.9 million from $79.0 million in 1999. Included in the 2000 and 1999 results were $26.7 million ($24.2 million after tax) and $16.1 million ($12.3 million after tax), respectively, of re-engineering costs. The 2000 re-engineering costs included a re-engineering and impairment charge of $12.5 million providing for severance and other exit costs. In addition, $14.2 million was included in operating expenses and is described below. The 1999 re-engineering costs included a re-engineering and impairment charge of $15.1 million in addition to $1.0 million in operating expenses described below for internal and external consulting costs. Foreign exchange had a $14.2 million negative impact on the comparison. Excluding the re-engineering costs in both years and the impact of foreign exchange, net income increased 30 percent, with improvements coming from all areas.

The re-engineering project is designed to increase operating profit return on sales by improving organizational alignment, increasing the gross margin percentage and reducing operating expenses. Through the end of 2001, $79 million of costs had been incurred since the inception of the program. Remaining costs under the program are expected to be incurred through the first half of 2002, and net of gains on the sale of facilities closed as part of the program, net costs are projected to be $65 million, mainly for severance, information technology expenditures and plant closure costs. The annualized benefit of the actions taken through the end of 2001 was estimated to be $42 million, and when the program is fully implemented, is expected to be up to $50 million.

In 2001, unallocated corporate expenses decreased to $23.4 million from $27.9 million in 2000. The decrease was due to a reduction in costs related to the re-engineering program for internal and external consulting costs, which totaled $3.2 million in 2001 and $7.9 million in 2000, as well as the reduction of expense for incentive payments. In 2000, unallocated corporate expenses increased to $27.9 million from $23.1 million in 1999. The increase was due to the inclusion of $7.9 million in costs for the re-engineering program versus only $1.0 million of such costs in 1999.

In 2001, 73 percent of sales and 79 percent of the Company's operating profit was generated by international operations. In 2000, 80 percent of sales and 90 percent of the Company's operating profit was generated by international operations.

Costs and Expenses. Cost of products sold in relation to sales was 33.6 percent, 33.3 percent and 34.3 percent, in 2001, 2000 and 1999, respectively. The United States reported an improved margin in 2001 primarily due to improved volume and lower manufacturing costs. An unfavorable product mix variance partially offset these gains. The other Tupperware regions, especially Europe and Asia Pacific, had decreased margins due to an unfavorable mix of products sold and product discounting in several markets in those regions to counter the impact of difficult economic environments that included the impact of September 11th. In Latin America, the margin was impacted by write-downs of inventory in connection with changes in the distributor models of $3.3 million in 2001 and $2.6 million in 2000. Excluding these write-downs in both years, the Latin American margin was flat. All areas reported improved margins in 2000 primarily due to the sale of a greater proportion of high-margin products and lower manufacturing costs. The lower manufacturing costs were a result of the savings generated from the re-engineering efforts, and were partially offset by higher raw material prices, re-engineering costs and the impact of a weaker euro.

Delivery, sales and administrative expense as a percentage of sales was 54.8 percent, 53.9 percent and 52.3 percent, in 2001, 2000 and 1999, respectively. In 2001, a decrease in re-engineering consulting costs and incentive payments was offset by the inclusion of BeautiControl for the full year. Also included in delivery, sales and administrative expenses were $4.4 million and $3.7 million in 2001 and 2000, respectively, primarily related to reserves against receivables related to changes in the distribution model for certain countries. The increase in cost in 2000 was due to higher operating expenses following the implementation of the new distribution center model in Latin America, as well as higher internal and external consulting costs for re-engineering.

Re-engineering Costs. The re-engineering costs described above were included in the following income statement captions (in millions, except per share amounts):

	2001	2000	1999
Re-engineering and impairment charges	$ 24.8	$ 12.5	$ 15.1
Cost of products sold	3.3	2.6	—
Delivery, sales and administrative expense	7.6	11.6	1.0
Total pretax re-engineering costs	$ 35.7	$ 26.7	$ 16.1
Total after-tax re-engineering costs	$ 32.5	$ 24.2	$ 12.3
Per diluted share re-engineering costs	$ 0.56	$ 0.42	$ 0.21

Tax Rate. The effective tax rates for 2001, 2000 and 1999, were 25.2 percent, 25.9 percent and 23.5 percent, respectively. The 2001 and 2000 rates reflect the absence of a benefit on a portion of the re-engineering costs. Excluding this impact, the effective tax rate was 20.3 percent in 2001 and 22.5 percent in 2000. The decrease from 2001 to 2000 excluding the impact of re-engineering costs reflected the successful resolution of certain outstanding issues and a lower international rate. The 2000 effective rate decrease was the result of the benefit of much lower foreign effective rates.

Net Interest. The Company incurred $21.7 million of net interest expense in 2001 compared with $21.1 million in 2000 and $20.9 million in 1999. The 2001 and 2000 increases resulted from higher borrowing levels due to the acquisition of BeautiControl and the repurchase of common shares in the fourth quarter of 2000, partially offset by lower interest from carrying a higher proportion of debt offshore, and also from shifting the offshore debt to lower cost countries.



Tupperware® Impressions Pitcher

Regional Results 2001 vs. 2000

(Dollars in millions)	2001	2000	(Decrease) increase: Dollar	(Decrease) increase: Percent	Restated[a] (decrease) increase	(Negative) positive foreign exchange impact	Percent of total: 2001	Percent of total: 2000
Sales								
Europe	$ 400.4	$ 424.1	$ (23.7)	(6)%	(2)%	$ (14.0)	36%	39%
Asia Pacific	213.4	242.0	(28.6)	(12)	(1)	(26.7)	19	23
Latin America	201.3	193.0	8.3	4	9	(8.1)	18	18
United States	234.6	201.8	32.8	16	16	na	21	19
BeautiControl[b]	64.7	12.2	52.5	nm	nm	na	6	1
	$ 1,114.4	$ 1,073.1	$ 41.3	4%	9%	$ (48.8)	100%	100%
Operating profit								
Europe	$ 74.8	$ 94.1	$ (19.3)	(20)%	(16)%	$ (4.8)	49%	58%
Asia Pacific	28.5	44.8	(16.3)	(36)	(26)	(6.0)	19	27
Latin America	17.2[c]	8.0[c]	9.2	nm	67	2.3	11	5
United States	31.1	15.6	15.5	98	98	na	21	10
BeautiControl[b]	0.5	0.1	0.4	nm	nm	na	—	—
	$ 152.1	$ 162.6	$ (10.5)	(6)%	(1)%	$ (8.5)	100%	100%

a. 2001 actual compared with 2000 translated at 2001 exchange rates.

b. BeautiControl was acquired in October 2000. See Note 2 to the consolidated financial statements.

c. Includes $7.7 million and $6.3 million in 2001 and 2000, respectively, of costs primarily for the write-down of inventory and reserves against receivables related to changes in distributor models.

nm – Not meaningful.

na – Not applicable.



Nailogics® Nail Color

EUROPE

Sales decreased slightly and operating profit decreased 16 percent in local currency. Germany and France were both down modestly for the year due to less active and productive sales forces. In 2001, sales in Germany, the region's largest market, were $170.4 million versus $179.1 million in 2000 translated at 2001 actual exchange rates. The events of September 11th had a negative impact on already sluggish economies and necessitated investment of gross margin and promotional spending in order to keep the sales force engaged and to protect market share. This investment had a negative impact on profitability for the year but led to a 5-percent increase in fourth quarter sales, in part reflecting incremental distributor orders in anticipation of January 2002 promotional programs, implementation of the euro currency and the expectation of inclement weather in some countries. This investment also allowed the segment to close the year with a 5-percent increase in total sales force. The drop in operating profit was also largely due to decreases in Germany, which also accounts for a substantial portion of Europe's operating profit, and France as a result of the increased margin and promotional investments. Additional investments are expected for the first half of 2002 in response to the economic climate. These declines were partially offset by improvement in both Spain and the United Kingdom due largely to cost savings as a result of re-engineering actions taken previously.

During 2001, a roll-out of the integrated direct access (IDA) channels, which are a convergence of the core party plan business with retail access points, Internet sales and television shopping, began in Europe. The roll-out in Europe is based on the very successful growth model of these channels in the United States; including the benefit of party and recruiting leads for the core direct selling business. During the fourth quarter of 2001, the Company had approximately 100 retail access points open in Europe.

ASIA PACIFIC

Asia Pacific sales declined slightly in local currency. Most of the middle and emerging markets had increases, with record sales in Malaysia/Singapore, Australia, Indonesia, India and China that were offset by reductions in Japan and Korea. The decreases in Japan and Korea were caused by the weak economies in both of those markets and new product programs that did not inspire the sales force and consumers to the same extent as prior years. Operating profit was down substantially in local currency due to the absence of a $4.7 million use tax abatement in 2000, which resulted from a change in legal structure, and investments of gross margin and promotional spending made in Japan and Korea to grow the sales force and to maintain activity in light of the environment. Overall, the segment finished the year with a nearly 30-percent increase in total sales force. The negative foreign currency impact on both sales and operating profit was due to a weakening of most of the region's currencies, but primarily the Japanese yen and Korean won.

Like Europe, the roll-out of IDA began in Asia Pacific during 2001 based upon the successful United States model. Over 300 retail access points were open in Asia Pacific markets during the fourth quarter of 2001. Due to differences in local customs and retail infrastructure in different markets, in addition to malls, the sites were in professional offices, independent store fronts, schools and other locations.

LATIN AMERICA

Latin America's sales increased 9 percent and operating profit increased substantially in local currency, excluding re-engineering costs. The sales increase was from Mexico and the rest of the Northern Cone as well as Canada. In Mexico, good recruiting and a large sales force drove the increase, along with growth through a multi-catalog, multi-category strategy. In Canada, the growth came from both the core party plan business as well as from sales through IDA channels, following the model used in the United States. Performance in the Southern Cone was weak, reflecting the economies there. The significant profit increase reflected the higher sales along with improved cost structures in many markets reflecting the results of re-engineering actions previously taken. During 2001, the Company decided to convert the Brazilian market to an importer distributor model similar to the other Latin American markets except Mexico. Operating profit included $7.7 million of costs related to this change, primarily from an increase in the allowance for uncollectible accounts and a write-down of inventory. This change is expected to improve Company and distributor value chains while retaining a structure for growth and is being completed in the first quarter of 2002. The foreign currency impacts on both sales and operating profit were due primarily to a strengthening of the Mexican peso and weakening of the Brazilian real.

The current economic uncertainty in Argentina is not expected to materially impact the Company. This business was converted to importer status as part of the re-engineering program in 2000, and this structure significantly mitigates the Company's exposure in this market.

UNITED STATES

Sales increased 16 percent. This increase came from both the core party plan business, where the total sales force was up more than 30 percent for most of the year, as well as from sales through the IDA channels. Sales from these channels were up 23 percent and represented 7 percent of total sales. Retail access points accounted for the majority of IDA sales but Internet sales contributed the largest amount of the increase. The retail access points began with mall kiosks and were expanded, in the fourth quarter, to include product display areas in all 62 SuperTarget stores as well as 25 Kroger and Fry's grocery stores in Ohio, Kentucky and Arizona. The 16-percent sales increase, along with an improved cost structure, including lower accounts receivable and inventory reserves due to the improved business, led to the 98-percent increase in operating profit.

The U.S. sales increase also reflected a change in the business model to sell directly to the sales force and compensate the distributor with a commission on the sale. This results in a higher company sales price that is offset by higher operating expenses with no significant profit impact. The model change does not impact sales prices to end consumers. This change added 2 percentage points to the United States sales increase for 2001. As of the end of the year, 25 percent of the United States distributors were on the new business model that is being phased in through 2003. The model change, along with the improvement in the business, resulted in the reduction of the allowance for doubtful accounts due to reduced exposure to bad debts. In addition, inventory reserves decreased due to the Company's ability to reduce inventory levels by selling previously excess quantities.

BEAUTICONTROL

In October 2000, the Company completed the acquisition of BeautiControl, a party plan direct seller that markets premium cosmetics and skin care products through a highly trained independent sales force. On a stand alone basis, comparing full year 2001 with full year 2000, North American sales increased 4 percent. In mid year, a significant leadership building promotional program was implemented to grow the number of new sales force directors, the top sales force level in the BeautiControl system. This program resulted in a significant increase in the sales force size. The small operating profit in 2001 reflected the promotional investment and the amortization of goodwill. The promotional investment is expected to continue through 2002, but the goodwill amortization will cease (see note 1 to the consolidated financial statements).

BeautiControl launched operations in Mexico in mid June and in the Philippines in the fourth quarter of 2001. Sales in these markets were not significant, and they generated small losses.

On The Dot Timer



Regional Results 2000 vs. 1999

(Dollars in millions)	2000	1999	(Decrease) increase: Dollar	(Decrease) increase: Percent	Restated[a] increase (decrease)	Negative foreign exchange impact	Percent of total: 2000	Percent of total: 1999
Sales								
Europe	$ 424.1	$ 489.1	$ (65.0)	(13)%	1%	$ (68.2)	39%	46%
Asia Pacific	242.0	242.3	(0.3)	—	1	(2.9)	23	23
Latin America	193.0	154.2	38.8	25	27	(1.7)	18	14
United States	201.8	178.2	23.6	13	13	na	19	17
BeautiControl[b]	12.2	—	12.2	na	na	na	1	na
	$ 1,073.1	$ 1,063.8	$ 9.3	1%	8%	$ (72.8)	100%	100%
Operating Profit								
Europe	$ 94.1	$ 110.7	$ (16.6)	(15)%	1%	$ (17.3)	58%	68%
Asia Pacific	44.8	35.0	9.8	28	35	(1.7)	27	22
Latin America	8.0[c]	12.0	(4.0)	(33)	(32)	(0.2)	5	7
United States	15.6	4.7	10.9	nm	nm	na	10	3
BeautiControl[b]	0.1	—	0.1	na	na	na	—	na
	$ 162.6	$ 162.4	$ 0.2	—%	14%	$ (19.2)	100%	100%

a. 2000 actual compared with 1999 translated at 2000 exchange rates.

b. BeautiControl was acquired in October 2000. See Note 2 to the consolidated financial statements.

c. Includes $6.3 million of costs associated with the write-down of inventory and reserve for receivables related to adopting an importing distributor model for certain countries.

nm – Not meaningful.

na – Not applicable.



Skinlogics® Cleansing Lotion

EUROPE

Excluding the impact of weaker currencies, the sales increase in 2000 was due to increases in Germany and the Nordics, driven by larger sales forces and improved productivity. Also contributing to the sales increase was the growth in the emerging Russian market. These increases were partially offset by declines in Switzerland, Belgium and Greece due to smaller active sales forces. In 1999, Germany experienced a decline in sales due to the impact of legislation that imposes a tax on certain part-time workers. The Company held meetings in 1999 with the German sales force to explain the impact of the new legislation, as well as to offer financial assistance in addressing this issue to members of the sales force who remain with the Company for a specified period. As a result of these actions, and effective recruiting programs, Germany's sales were $184.8 million in 2000, an increase of 3 percent in local currency. In 1999, restated for the negative foreign exchange impact of $30.3 million, sales were $178.9 million. In local currency, operating profit improved slightly over 1999 due to improvements in Germany and the Nordics, partially offset by declines in Switzerland, Spain and the United Kingdom. The increase was the result of the higher sales levels, as well as a slightly higher gross margin percentage, partially offset by higher operating expenses.

ASIA PACIFIC

Japan was the main contributor to the sales increase in 2000, in addition to improvements in Australia, Thailand and India. These increases were driven by promotional programs, as well as larger, more productive sales forces. Offsetting these improvements was a decline in the Philippines, due to the economic and political situation that continued throughout 2000. The significant improvement in operating profit was driven by higher gross margins, primarily due to an increase in Japan, as well as the focus on cost reductions. Also contributing to the segment's increase was a benefit of a use tax incentive of $4.7 million, which resulted from a change in legal structure. A weaker Philippine peso and Australian dollar were primarily responsible for the negative impact of foreign exchange on the sales and operating profit comparisons.

LATIN AMERICA

Beginning in the first quarter of 2000, the distribution model for Brazil, Argentina and Venezuela was modified. In these markets, sales were made directly to the sales force with distributors compensated through commission payments. Although there was no impact on operating profit, this model resulted in sales being recorded at an amount that included the margin that previously was realized by the distributors. This change was designed to increase distributor profitability and enable them to focus less on administrative tasks and more on recruiting, training and motivating their sales forces. Excluding the impact of the change in the distribution center model and foreign exchange, net sales increased 14 percent due to increases in Mexico and Brazil. Mexico's increase was due to strong promotional programs and higher sales force productivity. In Brazil, the number of distributors significantly increased, leading to a larger sales force and increased sales volume. The impact of foreign exchange on the sales comparison reflected the weakening of Central American currencies.

In the fourth quarter of 2000, the Company made the decision to begin operating the Latin America businesses, other than Mexico and Brazil, under an importing distributor model. This change improved the Company and distributor value chains while retaining a structure for growth. The decrease in operating profit in 2000 was due to approximately $6.3 million in operating expenses in Brazil incurred to implement the new distribution center model. The costs were for the write-down of inventory and reserves against accounts receivable. A decline in Argentina due to lower sales volumes and higher costs also contributed to the segment's decrease in operating profit.

UNITED STATES

The 13-percent sales increase for the year was attributable to a more productive sales force and the IDA initiatives. The IDA initiatives contributed approximately 26 percent of the sales increase, and represented 6 percent of total sales. Despite difficulty in recruiting and motivating consultants in a full employment environment, the total sales force grew 10 percent over 1999, reflecting the success of recruiting initiatives and benefits of the IDA channels. Operating profit more than tripled in 2000 primarily driven by the increase in sales volume and the related increase in gross profit. Gross margin percentages increased slightly over 1999, and operating expenses decreased as a percent of sales.

BEAUTICONTROL

On a stand alone basis, comparing all of October through December 2000 with the same 1999 periods, BeautiControl's sales were 10 percent higher and profit was up substantially. Subsequent to the acquisition, the Company announced the closure of BeautiControl's Taiwan and Hong Kong subsidiaries and discontinued the Eventus nutritional product line.

FINANCIAL CONDITION

Liquidity and Capital Resources. Working capital decreased to $13.8 million as of December 29, 2001, compared with $96.6 million as of December 30, 2000 and $61.3 million as of December 25, 1999. The current ratio was 1.0 to 1 at the end of 2001 compared with 1.4 to 1 at the end of 2000 and 1.2 to 1 at the end of 1999. In 2001, working capital decreased from a higher level of current debt. Also contributing to the decrease were lower cash and inventory balances and a higher accounts payable balance. These impacts were partially offset by an increase in receivables. The higher sales reflected increased December orders in Europe in preparation for a significant promotional period in January of 2002, anticipation of the implementation of the euro currency and the expectation of inclement weather in some countries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The decrease in inventory reflected the impact of the late year sales, improvement in inventory management and the impact of a stronger U.S. dollar. As of the end of 2000, the Company classified a portion of its outstanding borrowings that were due within one year by their terms as non-current due to its ability and intent that they be outstanding throughout the succeeding 12 months. The Company's revolving line of credit, which expires on August 8, 2002, provided the committed ability to refinance. As of the end of 2001, all outstanding borrowings due within one year by their terms were classified as current.

In 2000, working capital increased from a higher level of net inventories and cash, as well as lower accrued liabilities and current portion of long-term debt. The increase in inventory reflected higher sales levels and a modest increase in raw material inventory in light of higher prices. The level of short-term borrowings reflected the Company's classification of a portion of its outstanding borrowings that are due within one year by their terms as non-current. Based on the timing of the Company's cash inflows during the year, as well as the overall level of short-term borrowings at the end of each period, a higher amount was classified as current at the end of 1999 than at the end of 2000.

The Company has a $300.0 million unsecured multicurrency credit facility that expires on August 8, 2002, and as of December 29, 2001, $187.1 million *of foreign uncommitted lines of credit. As of December 29, 2001,* the Company had $229.2 million available under the multicurrency credit facility and $166.7 million available under the foreign uncommitted lines of credit. The Company expects to negotiate a new committed credit facility in the first half of 2002. On July 26, 2001, the Company closed a $150 million private placement of debt with a 10-year bullet maturity and an interest rate of 7.91 percent. The multicurrency credit facility along with the expected replacement facility, the foreign uncommitted lines of credit and cash generated by operating activities are expected to be adequate to finance working capital needs and capital expenditures.

The Company's major markets for its products are France, Germany, Mexico, Japan, Korea and the United States. A significant downturn in the economies of these markets would adversely impact the Company's ability to generate operating cash flows. Operating cash flows would also be adversely impacted by *significant difficulties in the recruitment, retention and activity of the* Company's independent sales force, the success of new products and promotional programs.

The Company sells commercial paper under both domestic and euro programs to satisfy most of its short-term financing needs. These programs are backed by the Company's multicurrency credit facility. Its current credit rating for commercial paper is A2/P2, which puts the Company in a market for the sale of commercial paper that is less active than those corresponding to *higher credit ratings. Additionally, a downgrade of this rating would effectively*



Tuppercare™ Baby Bottle

eliminate the Company's ability to sell commercial paper. The Company has no reason to expect a downgrade, but in the event one did occur, the Company would be able to draw on the committed revolving line of credit and replacement facility and possibly the foreign uncommitted lines of credit; however, in the event the Company is not able to negotiate a new credit facility, it would not be able sell commercial paper after the August 2002 expiration of its current facility.

The total debt-to-capital ratio at the end of 2001 was 74.4 percent compared with 75.6 percent at the end of 2000. The decrease primarily reflected the impact of reduced borrowings at the end of 2001 compared with the end of 2000. Equity did not change significantly as net income was offset by dividends to shareholders and the impact of a generally stronger U.S. dollar and the resulting increase in other comprehensive loss.

The following summarizes the Company's contractual obligations at December 29, 2001, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years
Commercial paper borrowings	$ 70.8	$ 70.8	$ —	$ —	$ —
Other short-term borrowings	20.4	20.4	—	—	—
Long-term debt	272.6	0.4	17.2	0.3	254.7
Non-cancelable operating lease obligations	23.2	14.3	8.6	0.3	—
Total contractual cash obligations	$ 387.0	$ 105.9	$ 25.8	$ 0.6	$ 254.7

Operating Activities. Cash provided by operating activities was $108.8 million in 2001, compared with $86.1 million in 2000 and $113.0 million in 1999. The 2001 increase reflected an increase in accounts payable and a decrease in inventories versus an increase in 2000. These impacts were partially offset by decreased net income and a larger increase in accounts receivable. The 2000 decrease in cash flow reflected a decrease in accrued liabilities versus an increase in 1999, as well as an increase in net inventories in 2000 versus a decrease in 1999. This impact was partially offset by a smaller increase in accounts receivable. Cash flow reflected the payment of $10.8 million, $11.4 million and $11.1 million of re-engineering costs in 2001, 2000 and 1999, respectively.



Keep 'N Heat™ Container

Investing Activities. For 2001, 2000 and 1999, respectively, capital expenditures totaled $54.8 million, $46.3 million and $40.9 million. The most significant individual component of capital spending was new molds. The increase in capital spending in 2001 was due to the development of a European data center and a shared service center. The increase in capital spending in 2000 was due to the purchase of an operating software system, partially offset by a lower level of spending on plant and equipment in light of the Company's sales levels. Capital expenditures are expected to be between $45 million and $50 million in 2002.

In October 2000, the Company completed the acquisition of BeautiControl, purchasing all of the 7,231,448 common shares, for a purchase price of $7 per share. The total purchase price, net of cash acquired, was $56.3 million and included the shares acquired, settlement of in-the-money stock options as well as transaction costs.

Dividends. During 2001, 2000 and 1999, the Company declared dividends of $0.88 per share of common stock totaling $51.1 million, $50.9 million and $50.7 million, respectively.

Subscriptions Receivable. In October 2000, a subsidiary of the Company adopted a Management Stock Purchase Plan (the MSPP), which provides for eligible executives to purchase Company stock using full recourse loans provided by the subsidiary. Under the MSPP, in 2000, the subsidiary issued full recourse loans for $13.6 million to 33 senior executives to purchase 847,000 shares. During 2001, under the MSPP, nine senior executives purchased 74,500 shares of common shares from treasury stock using loans from the subsidiary. Total loan value for this group was $1.7 million. Also, during 2001, two participants left the Company and sold, at the current market price, 21,000 shares to the Company to satisfy loans totaling $0.3 million.

In 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares). The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted commencing on November 12, 2002. Ten percent of any annual cash bonus awards are being applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable is being reduced as payments are received. As of December 29, 2001 and December 30, 2000, the loan balance was $7.5 million and $7.6 million, respectively.

Share Repurchases. In conjunction with the MSPP, in order to minimize the increase in the number of shares outstanding, the Company repurchased in the open market in the fourth quarter of 2000, 800,000 shares of common stock for $14.4 million, or an average of $18 per share.

CRITICAL ACCOUNTING POLICIES

The Company believes the following are its most critical accounting policies in that they are most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments.

Revenue Recognition. The Company records revenue when goods are shipped to customers and the risks and rewards of ownership have passed to the customer who, in most cases, is one of the Company's independent distributors. When revenue is recorded, estimates of returns are made and recorded as a reduction of revenue. Discounts earned based on promotional programs in place, volume of purchases or other factors are also estimated at the time of revenue recognition and recorded as a reduction of that revenue.

Allowance for Doubtful Accounts. The Company regularly monitors and assesses its risk of not collecting amounts owed to it by its customers. This evaluation is based upon an analysis of amounts currently and past due along with relevant history and facts particular to the customer. It also considers product and other assets of the customer that could be recovered to satisfy debts. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.

Inventory valuation. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand. If actual demand is less than projected by management, additional inventory write-downs may be required.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income and the Company's tax planning strategies and is made on an ongoing basis. Consequently, future material changes in the valuation allowance are possible.

Promotional and Other Accruals. The Company frequently makes promotional offers to its independent sales force to encourage them to meet specific goals or targets for sales levels, party attendance, recruiting or other business critical activities. The awards offered are in the form of cash, product awards, special prizes or trips. The cost of these awards are recorded during the period over which the sales force qualifies for the award. These accruals require estimates as to the cost of the awards based upon estimates of achievement and actual cost to be incurred. During the qualification period, actual results are monitored and changes to the original estimates that are necessary are made when known. Like the promotional accruals, other accruals are recorded at the time when the liability is probable and the amount is reasonably estimable. Adjustments to amounts previously accrued are made when changes in the facts and circumstances that generated the accrual occur.

EURO IMPLEMENTATION

On January 1, 1999, several European countries that are members of the European Monetary Union replaced their respective currencies with one common currency—the euro. To date there has been no significant impact from the adoption of the euro, and none is expected. The incremental cost to the Company of addressing the euro conversion has not been material.

IMPACT OF INFLATION

Inflation as measured by consumer price indices has continued at a low level in most of the countries in which the Company operates.

MARKET RISK

One of the Company's market risks is its exposure to the impact of interest rate changes. The Company has elected to manage this risk through the maturity structure of its borrowings, interest rate swaps and the currencies in which it borrows. Under its present policy, the Company has set a target of having approximately half of its borrowings with extended terms.

A significant portion of the Company's sales and profits comes from its international operations. Although these operations are geographically dispersed, which partially mitigates the risks associated with operating in particular countries, the Company is subject to the usual risks associated with international operations. These risks include local political and economic environments, and relations between foreign and U.S. governments.

Another economic risk of the Company, which is associated with its operating internationally, is exposure to fluctuations in foreign currency exchange rates on earnings, cash flows and financial position of the Company's international operations. The Company is not able to project in any meaningful way the possible effect of these fluctuations on translated amounts or future earnings. This is due to the Company's constantly changing exposure to various currencies, the fact that all foreign currencies do not react in the

Spin 'N Save™ Salad Spinner



same manner in relation to the U.S. dollar and the large number of currencies involved, although the Company's most significant exposure is to the euro.

Although this currency risk is partially mitigated by the natural hedge arising from the Company's local manufacturing in many markets, a strengthening U.S. dollar generally has a negative impact on the Company. In response to this fact, the Company uses financial instruments, such as forward contracts, to hedge its exposure to certain foreign exchange risks associated with a portion of its investment in international operations. In addition to hedging against the balance sheet impact of changes in exchange rates, the hedge of investments in international operations also has the effect of hedging a portion of the cash flows from those operations. The Company also hedges with these instruments certain other exposures to various currencies arising from non-permanent intercompany loans and firm purchase commitments. Further, beginning in the first quarter of 2002, the Company plans to initiate a strategy to hedge the annual translation impact of foreign exchange fluctuations between the U.S. dollar and the euro, Japanese yen, Korean won and Mexican peso. This hedging program will not eliminate the impact of changes in exchange rates on the year-over-year comparison of net income, but is expected to make the impact more predictable. The transaction costs associated with this program are not expected to be significant.

NEW PRONOUNCEMENTS

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS 138 *Accounting for Certain Derivative Instruments and Certain Hedging Activities* as of the beginning of its 2001 fiscal year. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation of the hedged exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in fair value is reported either in earnings or in other comprehensive loss. Adoption of the statements had no significant impact on the accounting treatment and financial results related to the hedging programs the Company has undertaken.

Following is a listing of the Company's outstanding derivative financial instruments as of December 29, 2001 and December 30, 2000 (in millions):

Forward Contracts	2001			2000		
(Dollars in millions)	Buy	Sell	Weighted average contract rate of exchange	Buy	Sell	Weighted average contract rate of exchange
Euro with U.S. dollars	$ 36.5		0.8945	$ 90.2		0.9091
Japanese yen with U.S. dollars	8.5		129.3753	49.2		109.0744
Mexican pesos with U.S. dollars	35.0		9.7443	33.9		9.8267
Australian dollars with U.S. dollars	20.2		0.5077	13.3		0.5559
Philippine pesos with U.S. dollars	2.2		53.1646	9.5		51.8567
Swiss francs with U.S. dollars	40.7		1.6313	8.3		1.6488
Singapore dollars with U.S. dollars	5.4		1.8362	4.6		1.7139
Greek drachma with U.S. dollars	—		—	4.4		370.5800
Danish krona with U.S. dollars	3.3		8.3055	3.2		8.1195
Canadian dollars with U.S. dollars	—		—	1.4		1.5086
Hong Kong dollars with U.S. dollars	1.7		7.7970	—		—
South Korean won with U.S. dollars	13.3		1,321.5447	—		—
Euro for U.S. dollars		$ 68.6	0.8971		$ 40.0	0.9103
Brazilian reals for U.S. dollars		2.8	2.5150		—	—
Swiss francs for U.S. dollars		3.2	1.6541		11.8	1.6508
Mexican pesos for U.S. dollars		13.0	9.3197		9.7	9.8156
Japanese yen for U.S. dollars		56.2	120.4819		8.0	107.0402
British pounds for U.S. dollars		6.4	1.4415		4.5	1.4763
South Korean won for U.S. dollars		—	—		1.5	1,130.5000
Philippine pesos for U.S. dollars		2.0	52.3560		1.2	51.8500
Australian dollars for U.S. dollars		2.3	0.5123		—	—
Other currencies	4.1	7.9	Various	4.2	4.4	Various
	$ 170.9	$ 162.4		$ 222.2	$ 81.1	

With the exception of an interest rate swap agreement, the Company's derivative financial instruments at December 29, 2001 and December 30, 2000, consisted solely of the financial instruments summarized above and mature within 12 months. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. All forward contracts are hedging cross-currency intercompany loans that are not permanent in nature or firm purchase commitments.

At December 29, 2001, the Company had an interest rate swap in place with a notional amount of $75.0 million that terminates on July 15, 2011 and converts half of the Company's $150.0 million notes due in 2011 from fixed to floating rate debt. The Company pays a variable rate of LIBOR plus 1.97 percent and receives a fixed rate payment of 7.91 percent at dates consistent with interest payment dates of the notes. In the fourth quarter of 2001, the Company terminated a swap related to the other $75.0 million of these notes and realized a net gain of $5.4 million, which has been capitalized as part of the debt and is being amortized as a reduction of interest expense over the remaining life of the related debt.

In July 2001, FASB issued SFAS 142, *Goodwill and Other Intangible Assets*, which superseded Accounting Principles Board Opinion No. 17, *Intangible Assets*. This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning with fiscal year 2002, the Company will no longer amortize its goodwill, but will evaluate it for impairment at least annually including a transition assessment upon the adoption of the statement. The Company is evaluating the impact of adopting this statement.

FASB also issued, in August 2001, SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement, which is effective for fiscal years beginning after December 15, 2001, addresses financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and intangible assets, to be held and used or disposed of. The Company does not expect the implementation of this standard to have a significant effect on its results of operations or financial condition.

In February 2002, the Emerging Issues Task Force issued EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*. The pronouncement requires that cash consideration, including sales incentives, given by a vendor to a customer be presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, characterized as a reduction of revenue when recognized in the vendor's income statement. The Company is currently evaluating the impact of EITF 01-9. While it will not result in any impact to the Company's net income, it may require a reclassification of amounts currently recorded in delivery, sales and administrative expense to net sales. The Company will adopt EITF 01-9 in the first quarter of 2002.



Perfect Kitchen™ Pressure Cooker

FORWARD-LOOKING STATEMENTS

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this report, other reports, filings with the Securities and Exchange Commission, press releases, conferences or otherwise are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Investors should also be aware that while the Company does, from time to time, communicate with securities analysts, it is against the Company's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, it should not be assumed that the Company agrees with any statement or report issued by any analyst irrespective of the content of the confirming financial forecasts or projections issued by others.

Statements contained in this report that are not based on historical facts are forward-looking statements. Risks and uncertainties may cause actual results to differ materially from those projected in forward-looking statements. The risks and uncertainties include successful recruitment, retention and activity levels of the Company's independent sales force; success of new products and promotional programs; economic and political conditions generally and foreign exchange risk in particular; disruptions with the integrated direct access strategies; integration of BeautiControl; and other risks detailed in the Company's report on Form 8-K dated April 10, 2001, as filed with the Securities and Exchange Commission.

Consolidated Statements of Income

	Year Ended		
(In millions, except per share amounts)	**Dec. 29, 2001**	**Dec. 30, 2000**	**Dec. 25, 1999**
Net sales	$ 1,114.4	$ 1,073.1	$ 1,063.8
Costs and expenses:			
Cost of products sold	374.0	358.4	365.1
Delivery, sales and administrative expense	610.4	578.4	556.8
Interest expense	24.6	22.9	23.0
Interest income	(2.9)	(1.9)	(2.1)
Re-engineering and impairment charges	24.8	12.5	15.1
Other expense, net	1.3	1.7	2.6
Total costs and expenses	1,032.2	972.0	960.5
Income before income taxes	82.2	101.1	103.3
Provision for income taxes	20.7	26.2	24.3
Net income	$ 61.5	$ 74.9	$ 79.0
Net income per common share:			
Basic	$ 1.06	$ 1.30	$ 1.37
Diluted	$ 1.04	$ 1.29	$ 1.37

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(Dollars in millions)	Dec. 29, 2001	Dec. 30, 2000
ASSETS		
Cash and cash equivalents	$ 18.4	$ 32.6
Accounts receivable, less allowances of $31.5 million in 2001 and $27.7 million in 2000	133.3	112.5
Inventories	132.2	144.1
Deferred income tax benefits, net	43.8	47.1
Prepaid expenses and other	38.4	36.1
Total current assets	366.1	372.4
Deferred income tax benefits, net	133.6	123.2
Property, plant and equipment, net	228.5	233.1
Long-term receivables, net of allowances of $13.2 million in 2001 and $28.4 million in 2000	31.3	31.2
Goodwill, net of accumulated amortization of $1.6 million in 2001 and $0.2 million in 2000	56.2	57.7
Other assets, net	30.0	31.8
Total assets	$ 845.7	$ 849.4

See Notes to the Consolidated Financial Statements.

E-series™ Cheese Knife



Consolidated Balance Sheets (continued)

(Dollars in millions, except per share amounts)	Dec. 29, 2001	Dec. 30, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 96.5	$ 88.6
Short-term borrowings and current portion of long-term debt	91.6	26.9
Accrued liabilities	164.2	160.3
Total current liabilities	352.3	275.8
Long-term debt	276.1	358.1
Accrued post-retirement benefit cost	36.4	37.4
Other liabilities	54.3	54.2
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock, $0.01 par value, 200,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 600,000,000 shares authorized; 62,367,289 shares issued	0.6	0.6
Paid-in capital	22.0	21.7
Subscriptions receivable	(22.5)	(21.2)
Retained earnings	501.0	493.7
Treasury stock, 4,232,710 and 4,483,151 shares in 2001 and 2000, respectively, at cost	(117.1)	(125.5)
Unearned portion of restricted stock issued for future service	(0.2)	(0.4)
Accumulated other comprehensive loss	(257.2)	(245.0)
Total shareholders' equity	126.6	123.9
Total liabilities and shareholders' equity	$ 845.7	$ 849.4

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(In millions, except per share amounts)	Common Stock Shares	Common Stock Dollars	Treasury Stock Shares	Treasury Stock Dollars	Paid-in capital
December 26, 1998	62.4	$ 0.6	4.8	$ (142.0)	$ 19.5
Net income					
Other comprehensive income:					
Foreign currency translation adjustments					
Net equity hedge gain, net of tax provision of $4.2 million					
Comprehensive income					
Cash dividends declared ($0.88 per share)					
Earned restricted stock, net					
Stock issued for incentive plans and related tax benefits			(0.1)	1.8	0.8
December 25, 1999	62.4	0.6	4.7	(140.2)	20.3
Net income					
Other comprehensive income:					
Foreign currency translation adjustments					
Net equity hedge gain, net of tax provision of $3.3 million					
Comprehensive income					
Cash dividends declared ($0.88 per share)					
Acquisition of BeautiControl, Inc.					1.0
Stock issued under Management Stock Purchase Plan			(0.8)	25.5	
Purchase of treasury stock			0.8	(14.4)	
Payment of subscription receivable					
Earned restricted stock, net					
Stock issued for incentive plans and related tax benefits			(0.2)	3.6	0.4
December 30, 2000	62.4	0.6	4.5	(125.5)	21.7
Net income					
Other comprehensive income:					
Foreign currency translation adjustments					
Net equity hedge gain, net of tax provision of $2.3 million					
Comprehensive income					
Cash dividends declared ($0.88 per share)					
Stock issued under Management Stock Purchase Plan				1.5	
Payments of subscriptions receivable					
Earned restricted stock, net					
Stock issued for incentive plans and related tax benefits			(0.3)	6.9	0.3
December 29, 2001	62.4	$ 0.6	4.2	$ (117.1)	$ 22.0

See Notes to the Consolidated Financial Statements.

Subscriptions receivable	Retained earnings	Unearned portion of restricted stock issued for future service	Accumulated other comprehensive loss	Total shareholders' equity	Comprehensive income
$ (7.7)	$ 457.2	$ (1.4)	$ (190.4)	$ 135.8	
	79.0			79.0	$ 79.0
			(27.4)	(27.4)	(27.4)
			6.7	6.7	6.7
					$ 58.3
	(50.7)			(50.7)	
		0.8		0.8	
	(1.5)			1.1	
(7.7)	484.0	(0.6)	(211.1)	145.3	
	74.9			74.9	$ 74.9
			(39.1)	(39.1)	(39.1)
			5.2	5.2	5.2
					$ 41.0
	(50.9)			(50.9)	
				1.0	
(13.6)	(11.8)			0.1	
				(14.4)	
0.1				0.1	
		0.2		0.2	
	(2.5)			1.5	
(21.2)	493.7	(0.4)	(245.0)	123.9	
	61.5			61.5	$ 61.5
			(15.7)	(15.7)	(15.7)
			3.5	3.5	3.5
					$ 49.3
	(51.1)			(51.1)	
(1.7)	(0.3)			(0.5)	
0.4				0.4	
		0.2		0.2	
	(2.8)			4.4	
$ (22.5)	$ 501.0	$ (0.2)	$ (257.2)	$ 126.6	

Consolidated Statements of Cash Flows

	Year Ended		
(In millions)	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999
OPERATING ACTIVITIES			
Net income	$ 61.5	$ 74.9	$ 79.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	49.9	52.1	55.6
Loss on sale of assets	0.9	3.3	3.3
Foreign exchange loss, net	—	0.3	0.1
Non-cash impact of re-engineering and impairment costs	16.1	13.2	3.1
Changes in assets and liabilities:			
Increase in accounts and notes receivable	(31.1)	(9.3)	(30.1)
Decrease (increase) in inventories	4.5	(17.9)	9.1
Increase (decrease) in accounts payable and accrued liabilities	10.5	(21.2)	6.0
Increase in income taxes payable	7.8	2.7	0.6
Increase in net deferred income taxes	(12.3)	(13.8)	(17.7)
Other, net	1.0	1.8	4.0
Net cash provided by operating activities	108.8	86.1	113.0
INVESTING ACTIVITIES			
Capital expenditures	(54.8)	(46.3)	(40.9)
Purchase of BeautiControl, Inc., net of cash acquired	—	(56.3)	—
Net cash used in investing activities	(54.8)	(102.6)	(40.9)
FINANCING ACTIVITIES			
Dividend payments to shareholders	(51.0)	(50.8)	(50.7)
Payments to acquire treasury stock	—	(14.4)	—
Payment of long-term debt	—	(15.0)	—
Proceeds from private placement debt issuance	148.8	—	—
Proceeds from exercise of stock options	3.7	1.0	0.6
Proceeds from payments of subscriptions receivable	0.4	0.1	—
Net (decrease) increase in short-term debt	(168.8)	105.5	(23.2)
Net cash (used in) provided by financing activities	(66.9)	26.4	(73.3)
Effect of exchange rate changes on cash and cash equivalents	(1.3)	(1.7)	2.6
Net (decrease) increase in cash and cash equivalents	(14.2)	8.2	1.4
Cash and cash equivalents at beginning of year	32.6	24.4	23.0
Cash and cash equivalents at end of year	$ 18.4	$ 32.6	$ 24.4
SUPPLEMENTAL DISCLOSURE			
Treasury shares sold for notes receivable	$ 1.7	$ 13.6	$ —

See Notes to the Consolidated Financial Statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Tupperware Corporation and all of its subsidiaries (Tupperware, the Company). All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the last Saturday of December. Fiscal years 2001 and 1999 consisted of 52 weeks compared with 53 weeks in 2000.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 29, 2001 and December 30, 2000, $10.0 million and $16.5 million, respectively, of the cash and cash equivalents included on the consolidated balance sheets were held in the form of time deposits or certificates of deposit.

Allowance for Doubtful Accounts. The Company regularly monitors and assesses its risk of not collecting amounts owed to it by its customers. This evaluation is based upon an analysis of amounts currently and past due along with relevant history and facts particular to the customer. It also considers assets of the customer that could be recovered to satisfy amounts owed. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates and as such, changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.

Inventories. Inventories are valued at the lower of cost or market. Inventory cost includes cost of raw material, labor and overhead. Domestic Tupperware inventories, approximately 17 percent of consolidated inventories at both December 29, 2001 and December 30, 2000, are valued on the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is generally used for the remaining inventories. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $11.2 million and $13.1 million higher at the end of 2001 and 2000, respectively. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand. If actual demand is less than projected by management, additional inventory write-downs may be required.

Internal Use Software Development Costs. The Company capitalizes internal use software development costs as they are incurred and amortizes such costs over their estimated useful lives of three to five years beginning when the software is placed in service. These costs are included in property, plant and equipment. Net unamortized costs included in property, plant and equipment were $7.3 million and $6.8 million at December 29, 2001 and December 30, 2000, respectively.

Property, Plant and Equipment. Properties are initially stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets. Generally, the estimated useful lives are 10 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment. Upon the sale or retirement of property, plant and equipment, a gain or loss is recognized. Expenditures for maintenance and repairs are charged to expense.

In August 2001, The Financial Accounting Standards Board (the Board) issued Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement, which is effective for fiscal year 2002, addresses financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and indefinite-lived intangible assets, to be held and used or disposed of. The Company does not expect the implementation of this standard to have a significant effect on its results of operations or financial condition.

Goodwill. Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

In July 2001, the Board issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which superseded Accounting Principles Board Opinion No. 17, *Intangible Assets*. This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning with fiscal year 2002, the Company will no longer amortize its goodwill, but will evaluate it for impairment at least annually, including a transition assessment upon the adoption of this statement. The Company is evaluating the impact of adopting this statement.

Promotional and Other Accruals. The Company frequently makes promotional offers to its independent sales force to encourage them to fulfill specific goals or targets for sales levels, party attendance, recruiting or other business critical functions. The awards offered are in the form of cash, product awards, special prizes or trips. The costs of these awards are recorded during the period over which the sales force qualifies for the award. These accruals require estimates as to the cost of the awards based upon estimates of achievement and actual cost to be incurred. During the qualification period, actual results are monitored and changes to the original estimates that are necessary are made when known. Like the promotional accruals, other accruals are recorded at the time when the liability is probable and the amount is reasonably estimable. Adjustments to amounts previously accrued are made when changes in the facts and circumstances that generated the accrual occur.

Skinlogics® Moisturizer



Revenue Recognition. Revenue is recognized when goods are shipped to customers and the risks and rewards of ownership have passed to the customer who, in most cases, is one of the Company's independent distributors. When revenue is recorded, estimates of returns are made and recorded as a reduction of revenue. Discounts earned based on promotional programs in place, volume of purchases or other factors are also estimated at the time of revenue recognition and recorded as a reduction of that revenue.

In February 2002, the Emerging Issues Task Force issued EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*. The pronouncement requires that cash consideration, including sales incentives, given by a vendor to a customer be presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, characterized as a reduction of revenue when recognized in the vendor's income statement. The Company is currently evaluating the impact of EITF 01-9. While it will not result in any impact to the Company's net income, it may require a reclassification of amounts currently recorded in delivery, sales and administrative expense to net sales. The Company will adopt EITF 01-9 in the first quarter of 2002.

Shipping and Handling Costs. Fees billed to customers associated with shipping and handling are classified as revenue, and related costs are classified as delivery, sales and administrative expenses. Costs associated with shipping and handling activities are comprised of outbound freight and associated labor costs, and were $69.6 million, $70.0 million and $69.0 million in 2001, 2000 and 1999, respectively.

Advertising and Research and Development Costs. Advertising and research and development costs are charged to expense as incurred. Advertising expense totaled $5.9 million, $5.9 million and $8.7 million in 2001, 2000 and 1999, respectively. Research and development costs totaled $13.2 million, $12.8 million and $12.3 million, in 2001, 2000 and 1999, respectively.

Accounting for Stock-Based Compensation. The Company measures compensation expense for employee and director stock options as the aggregate difference between the market value of its common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the exercise price are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. Pro forma information relating to the fair value of stock-based compensation is presented in Note 11 to the consolidated financial statements.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carry forwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An



Baking Essentials Pastry Wheel

assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income and the Company's tax planning strategies and is made on an ongoing basis. Consequently, future material changes in the valuation allowance are possible.

Net Income Per Common Share. The financial statements include "basic" and "diluted" per share information. Basic per share information is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock on both net income available to common shareholders and the weighted average number of shares outstanding. The weighted average number of shares used in the basic earnings per share computations were 58.0 million, 57.7 million and 57.5 million in 2001, 2000 and 1999, respectively. The only difference in the computation of basic and diluted earnings per share is the inclusion of potential common stock of 0.9 million in 2001, 0.3 million in 2000 and 0.4 million in 1999. Options to purchase 4.3 million, 7.1 million and 2.4 million shares of common stock in 2001, 2000 and 1999, respectively, were outstanding but not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares during the respective periods and, therefore, would have been anti-dilutive if included. The Company's potential common stock consists of employee and director stock options and restricted stock.

Derivative Financial Instruments. The Company uses derivative financial instruments, principally over-the-counter forward exchange contracts and local currency options with major international financial institutions, to offset the effects of exchange rate changes on net investments in certain foreign subsidiaries, forecasted purchase commitments and certain intercompany loan transactions. Gains and losses on instruments designated as hedges of net investments in a foreign subsidiary or intercompany transactions that are permanent in nature are accrued as exchange rates change, and are recognized in shareholders' equity, along with any points on forward exchange contracts, as foreign currency translation adjustments. The net interest differential on interest rate swaps is included in interest expense. Gains and losses on contracts designated as hedges of intercompany transactions that are not permanent in nature are accrued as exchange rates change and are recognized in income. Gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are deferred and included in the measurement of the related foreign currency transaction. Contracts hedging non-permanent intercompany transactions and identifiable foreign currency firm commitments are held to maturity. See Note 7 to the consolidated financial statements.

Effective December 31, 2000, the Company adopted SFAS 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in fair value of a derivative accounted for as a hedge depends on the intended use of the derivative and the resulting designation of the hedged exposure. Depending on how the hedge is used and the designation, the gain or loss due to changes in fair value is reported either in earnings or in other comprehensive loss. The adoption of these statements had no significant impact on the accounting treatment and financial results related to the hedging programs of the Company and did not result in a cumulative effect adjustment.

Foreign Currency Translation. Results of operations of foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries, other than those of operations in highly inflationary countries, are translated into U.S. dollars using exchange rates at the balance sheet date. The related translation adjustments are included in "Accumulated other comprehensive loss." Foreign currency transaction gains and losses, as well as translation of financial statements of subsidiaries in highly inflationary countries, are included in income.

NOTE 2: ACQUISITION

In October 2000, the Company completed the acquisition of BeautiControl, Inc. (BeautiControl), by purchasing all of the 7,231,448 common shares outstanding for a purchase price of $7 per share. BeautiControl is a party plan direct seller that markets premium cosmetics and skin care products through a highly trained independent sales force in North America and, beginning in 2001, in Mexico and the Philippines. The total purchase price, net of cash acquired, was $56.3 million and included shares acquired, settlement of in-the-money stock options and other transaction costs. The Company also assumed $5.6 million of debt. The acquisition has been accounted for under the purchase method of accounting, and the results of operations of BeautiControl have been included in the consolidated financial statements since October 18, 2000. The total cost of the acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. In connection with the acquisition plan, the Company closed BeautiControl's Taiwan and Hong Kong subsidiaries, discontinued its Eventus nutritional supplement product line and capitalized an associated $5.0 million of costs as part of the acquisition cost. Goodwill recorded in connection with the transaction was $55.0 million and is being amortized over 40 years using the straight-line method. As a result of the adoption of SFAS No. 142, goodwill amortization will cease as of the end of fiscal 2001. On a pro forma basis, if the acquisition had occurred January 1, 1999, the results of BeautiControl would not have had a material impact on consolidated results in 1999 or 2000.

NOTE 3: RE-ENGINEERING PROGRAM

In 1999, the Company announced a re-engineering program designed to improve operating profit return on sales through improved organizational alignment, a higher gross margin percentage and reduced operating expenses. Pretax costs incurred by category are as follows (in millions):

	2001	2000	1999
Severance	$ 6.6	$ 3.1	$ 9.0
Asset impairments	14.4	7.6	3.1
Other	3.8	1.8	3.0
Total re-engineering and impairment charges	$ 24.8	$ 12.5	$ 15.1

Severance costs relate to approximately 220, 115 and 200 employees whose positions were eliminated in 2001, 2000 and 1999, respectively. Actions taken to eliminate these positions resulted from the decisions to change distributor models in Latin America in 2001 and 2000 as well as a downsizing of the corporate office and restructuring Brazilian manufacturing and distribution operations in 2001; closing the Argentine distribution center in 2000; and closing the Spanish and Argentine manufacturing operations in 1999. Additionally, in 1999, the Japanese manufacturing operation and the regional headquarters in Europe and Asia Pacific were restructured.

The asset impairments were the result of a decision to reduce the number of data centers and systems, primarily in Europe, as well as the Latin American distribution model conversion and plant and distribution center closures noted above. Expenses included in the other category are primarily for non-asset impairment costs of exiting facilities and professional fees associated with accomplishing the re-engineering actions.

The Company also incurred costs in connection with the re-engineering program that are included in costs of products sold and delivery, sales and administrative expense. Amounts included in cost of products sold, $3.3 million and $2.6 million in 2001 and 2000, respectively, relate to inventory write-downs in Latin America as a result of the conversion to the importer model. This conversion also resulted in increases in accounts receivable allowances for uncollectible accounts in several Latin American markets totaling $3.7 million in both 2001 and 2000, which were recorded in delivery, sales and administrative expense. Also included in this caption were costs totaling $3.9 million, $7.9 million and $1.0 million in 2001, 2000 and 1999, respectively, relating to internal and external consulting costs associated with designing and executing the re-engineering projects and other cost savings initiatives. Remaining costs are expected to be incurred through the first half of 2002.

As part of the restructuring of Brazilian operations in 2001, the Company recorded a $3.2 million valuation allowance for certain deferred tax assets *for which realization was no longer more likely than not.*

TupperWave™ Stack Cooker



The liability balance, included in accrued liabilities, related to re-engineering and impairment charges as of December 29, 2001 and December 30, 2000 was as follows (in millions):

	2001	2000
Beginning balance	$ 2.3	$ 0.9
Provision	24.8	12.5
Cash expenditures:		
Severance	(3.8)	(3.0)
Other	(2.0)	(0.5)
Non-cash asset impairments	(14.4)	(7.6)
Ending balance	$ 6.9	$ 2.3

NOTE 4: INVENTORIES

(In millions)	2001	2000
Finished goods	$ 65.7	$ 70.4
Work in process	21.7	25.5
Raw materials and supplies	44.8	48.2
Total inventories	$ 132.2	$ 144.1

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

(In millions)	2001	2000
Land	$ 19.1	$ 19.9
Buildings and improvements	165.0	169.8
Machinery and equipment	735.7	739.4
Capitalized software	12.2	6.8
Construction in progress	16.7	13.0
Total property, plant and equipment	948.7	948.9
Less accumulated depreciation	(720.2)	(715.8)
Property, plant and equipment, net	$ 228.5	$ 233.1

NOTE 6: ACCRUED LIABILITIES

(In millions)	2001	2000
Compensation and employee benefits	$ 43.8	$ 51.3
Advertising and promotion	18.9	18.9
Taxes other than income taxes	16.1	17.8
Other	85.4	72.3
Total accrued liabilities	$ 164.2	$ 160.3



Melamine Dishware

NOTE 7: FINANCING ARRANGEMENTS

DEBT

Debt consists of the following:

(In millions)	2001	2000
7.05% Series Notes due 2003	$ 15.0	$ 15.0
7.25% Notes due 2006	100.0	100.0
8.33% Mortgage Note due 2009	5.3	5.6
7.91% Notes due 2011	153.9	—
Short-term borrowings	91.2	264.0
Other	2.3	0.4
	367.7	385.0
Less current portion	(91.6)	(26.9)
Long-term debt	$ 276.1	$ 358.1

(Dollars in millions)	2001	2000
Total short-term borrowings at year-end	$ 91.2	$264.0
Weighted average interest rate at year-end	3.2%	5.8%
Average short-term borrowings during the year	$ 223.6	$ 242.3
Weighted average interest rate for the year	4.4%	5.9%
Maximum short-term borrowings during the year	$ 320.5	$ 300.3

The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. Of total short-term year-end borrowings at December 29, 2001, $70.8 million consisted of outstanding commercial paper. The remaining $20.4 million of short-term borrowings was loaned by several banks, with $13.5 million in euros and $6.9 million in various other currencies. As of December 30, 2000, $237.1 million of the Company's outstanding borrowings that were due within one year by their terms were classified as non-current due to the Company's ability and intent that those borrowings be outstanding through 2001.

The mortgage note is a 10-year note amortized over a 22-year period with monthly payments of principal and interest of $47,988. The note is collateralized by certain real estate, and a balloon payment of $4.4 million is due to be paid June 1, 2009.

Debt agreements require the Company to meet certain financial covenants.

As of December 29, 2001, the Company had $395.9 million of unused lines of credit, including $229.2 million under the Company's $300.0 million multicurrency financing facility (the $300 Million Facility) and $166.7 million available under the $187.1 million foreign uncommitted lines of credit. The $300 Million Facility supports the Company's commercial paper borrowing capability and expires on August 8, 2002. The Company expects to negotiate a new committed credit facility in the first half of 2002. Interest paid on total debt in 2001, 2000 and 1999, was $19.5 million, $24.2 million and $21.6 million, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short maturities or their insignificance, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities and short-term borrowings approximated their fair values at December 29, 2001 and December 30, 2000. The approximate fair value of the Company's $100 million of 7.25 percent notes due in 2006, determined through reference to market yields, was $102.1 million and $97.1 million as of December 29, 2001 and December 30, 2000, respectively. The fair value of the Company's $150 million of 7.91% notes due in 2011, determined through reference to market yields, was $153.1 million as of December 29, 2001. The fair value of the remaining long-term debt approximated its book value at the end of 2001 and 2000.

DERIVATIVE FINANCIAL INSTRUMENTS

Following is a listing of the Company's outstanding derivative financial instruments as of December 29, 2001 and December 30, 2000:

Forward Contracts	2001			2000		
(Dollars in millions)	Buy	Sell	Weighted average contract rate of exchange	Buy	Sell	Weighted average contract rate of exchange
Euro with U.S. dollars	$ 36.5		0.8945	$ 90.2		0.9091
Japanese yen with U.S. dollars	8.5		129.3753	49.2		109.0744
Mexican pesos with U.S. dollars	35.0		9.7443	33.9		9.8267
Australian dollars with U.S. dollars	20.2		0.5077	13.3		0.5559
Philippine pesos with U.S. dollars	2.2		53.1646	9.5		51.8567
Swiss francs with U.S. dollars	40.7		1.6313	8.3		1.6488
Singapore dollars with U.S. dollars	5.4		1.8362	4.6		1.7139
Greek drachma with U.S. dollars	—		—	4.4		370.5800
Danish krona with U.S. dollars	3.3		8.3055	3.2		8.1195
Canadian dollars with U.S. dollars	—		—	1.4		1.5086
Hong Kong dollars with U.S. dollars	1.7		7.7970	—		—
South Korean won with U.S. dollars	13.3		1,321.5447	—		—
Euro for U.S. dollars		$ 68.6	0.8971		$ 40.0	0.9103
Brazilian reals for U.S. dollars		2.8	2.5150		—	—
Swiss francs for U.S. dollars		3.2	1.6541		11.8	1.6508
Mexican pesos for U.S. dollars		13.0	9.3197		9.7	9.8156
Japanese yen for U.S. dollars		56.2	120.4819		8.0	107.0402
British pounds for U.S. dollars		6.4	1.4415		4.5	1.4763
South Korean won for U.S. dollars		—	—		1.5	1,130.5000
Philippine pesos for U.S. dollars		2.0	52.3560		1.2	51.8500
Australian dollars for U.S. dollars		2.3	0.5123		—	—
Other currencies	4.1	7.9	Various	4.2	4.4	Various
	$ 170.9	$ 162.4		$ 222.2	$ 81.1	



Tupperware® Impressions Classic Bowl

The Company markets its products in over 100 countries and is exposed to fluctuations in foreign currency exchange rates on the earnings, cash flows and financial position of its international operations. Although this currency risk is partially mitigated by the natural hedge arising from the Company's local manufacturing in many markets, a strengthening U.S. dollar generally has a negative impact on the Company. In response to this fact, the Company uses financial instruments to hedge its exposure and manage the foreign exchange impact to its financial statements. At its inception, a derivative financial instrument is designated as a fair value, cash flow or net equity hedge.

Fair value hedges are entered into with financial instruments such as forward contracts with the objective of controlling exposure to certain foreign exchange risks primarily associated with accounts receivable, accounts payable and non-permanent intercompany transactions. In assessing hedge effectiveness, the Company excludes forward points. The Company also enters into interest rate swaps to convert fixed-rate long-term debt to floating-rate debt and records the impact as a component of interest expense. The Company's intent is to maintain approximately half of its debt with floating interest rates. At December 29, 2001, the Company had an interest rate swap in place with a notional amount of $75.0 million that terminates on July 15, 2011 and converts half of the Company's $150.0 million notes due in 2011 from fixed to floating rate debt. The Company pays a variable rate of LIBOR plus 1.97 percent and receives a fixed-rate payment of 7.91 percent on dates consistent with interest payment dates on the notes. In the fourth quarter of 2001, the Company terminated a swap related to the other $75.0 million of these notes and realized a net gain of $5.4 million, which has been capitalized as part of the debt and is being amortized as a reduction of interest expense over the remaining life of the related debt. The hedging relationships the Company has entered into have been highly effective, and the ineffective net gains recognized in other expense for the years 2001, 2000 and 1999 were immaterial.

The Company also uses derivative financial instruments to hedge foreign currency exposures resulting from firm purchase commitments or anticipated transactions, and classifies these as cash flow hedges. The Company generally enters into cash flow hedge contracts for periods ranging from three to six months. The effective portion of the gain or loss on the hedging instrument is recorded in other comprehensive loss, and is reclassified into earnings as the transactions being hedged are recorded. The ineffective portion of the gain or loss on the hedging instrument is recorded in other expense. As of December 29, 2001 and for the years 2001, 2000 and 1999, the amounts recorded in other comprehensive loss and other expense were not material.

In addition to fair value and cash flow hedges, the Company uses financial instruments such as forward contracts to hedge a portion of its net equity investment in international operations, and classifies these as net equity hedges. For the years 2001, 2000 and 1999, the Company recorded net gains associated with these hedges of $5.8 million, $8.5 million and $10.9 million, respectively, in other comprehensive loss. Due to the permanent



Quick Shake® Container

nature of the investments, the Company does not anticipate reclassifying any portion of this amount to the income statement in the next 12 months.

The Company's derivative financial instruments at December 29, 2001 and December 30, 2000 consisted solely of the financial instruments summarized above. All of the contracts, with the exception of the interest rate swap, mature within 12 months. Related to the forward contracts, the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, all translated at the year-end market exchange rates for the U.S. dollar. All forward contracts are hedging cross-currency intercompany loans that are not permanent in nature or firm purchase commitments.

The Company's theoretical credit risk for each derivative instrument is its replacement cost, but management believes that the risk of incurring credit losses is remote and that such losses, if any, would not be material. The Company also is exposed to market risk on its derivative instruments due to potential changes in foreign exchange rates; however, such market risk would be substantially offset by changes in the valuation of the underlying items being hedged. For all outstanding derivative instruments, the net accrued loss was $6.3 million and $0.8 million, at December 29, 2001 and December 30, 2000, respectively, and was recorded in accrued liabilities. The aggregate impact of all foreign currency transactions was not material to the Company's income.

NOTE 8: SUBSCRIPTIONS RECEIVABLE

In October 2000, a subsidiary of the Company adopted a Management Stock Purchase Plan (the MSPP), which provides for eligible executives to purchase Company stock using full recourse loans provided by the subsidiary. Under the MSPP, in 2000, the Company loaned approximately $13.6 million to 33 senior executives to purchase 847,000 common shares from treasury stock. The annual interest rate is 5.96 percent, and all dividends, while the loans are outstanding, will be applied toward interest due. During 2001, nine senior executives purchased 74,500 shares of common shares from treasury stock. Total loan value for this group is $1.7 million and the loans have interest rates of 5.21 percent to 5.96 percent. During 2001, two participants left the Company and sold, at the current market price, 21,000 shares to the Company to satisfy loans totaling $0.3 million. Under the terms of the MSPP, if the Company's stock price per share is below the market issue price at the principal repayment dates, the Company will make cash bonus payments, up to 25 percent of the outstanding principal on the loan then due. For each share purchased, an option on two shares was granted under the 2000 Incentive Plan. See Note 11 — Incentive Compensation Plans. The loans have been recorded as subscriptions receivable, and are secured by the shares purchased. Principal amounts are due as follows: $3.3 million in 2005, $3.8 million in 2006, $0.4 million in 2007, $6.7 million in 2008 and $0.8 million in 2009.

On November 30, 1998, the Company made a non-recourse, non-interest bearing loan of $7.7 million (the loan) to its chairman and chief executive officer (chairman), the proceeds of which were used by the chairman to buy in the open market 400,000 shares of the Company's common stock (the shares) at an average price of $19.12 per share. The shares are pledged to secure the repayment of the loan. The loan has been recorded as a subscription receivable and is due November 12, 2006, with voluntary prepayments permitted commencing November 12, 2002. Ten percent of any annual cash bonus award to the chairman is being applied against the balance of the loan. As the loan is reduced by voluntary payments after November 12, 2002, the lien against the shares will be reduced. The subscription receivable is reduced as payments are received. In late 2000, the loan and related agreements were assigned to a subsidiary of the Company. The outstanding loan balance was $7.5 million and $7.6 million at December 29, 2001 and December 30, 2000, respectively.

NOTE 9: INCOME TAXES

For income tax purposes, the domestic and foreign components of income (loss) before taxes were as follows:

(In millions)	2001	2000	1999
Domestic	$ 37.6	$ 39.0	$ (15.7)
Foreign	44.6	62.1	119.0
Total	$ 82.2	$ 101.1	$ 103.3

The provision for income taxes was as follows:

(In millions)	2001	2000	1999
Current:			
Federal	$ 13.6	$ 10.8	$ 8.7
Foreign	13.2	25.4	26.1
State	1.9	3.6	3.5
	28.7	39.8	38.3
Deferred:			
Federal	(4.4)	(13.5)	(15.9)
Foreign	(3.1)	0.8	3.7
State	(0.5)	(0.9)	(1.8)
	(8.0)	(13.6)	(14.0)
Total	$ 20.7	$ 26.2	$ 24.3

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)	2001	2000	1999
Amount computed using statutory rate	$ 28.8	$ 35.4	$ 36.1
Increase (reduction) in taxes resulting from:			
Net benefit from repatriating foreign earnings	(10.1)	(13.2)	(0.3)
Foreign income taxes	(14.1)	(1.3)	(18.4)
Change in valuation allowance for deferred tax assets	8.3	1.0	6.9
Re-engineering costs with no associated tax benefit	5.7	4.8	—
Other	2.1	(0.5)	—
Total	$ 20.7	$ 26.2	$ 24.3

In 2001, 2000 and 1999, the Company recognized $0.3 million, $0.4 million and $0.2 million, respectively, of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to paid-in capital, and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are composed of the following:

(In millions)	2001	2000
Depreciation	$ (3.2)	$ (9.3)
Other	(1.8)	(2.6)
Gross deferred tax liabilities	(5.0)	(11.9)
Credit and net operating loss carry forwards	62.0	50.7
Fixed assets basis differences	55.5	57.2
Employee benefits accruals	12.8	13.7
Post-retirement benefits	15.9	15.9
Inventory reserves	14.4	16.8
Bad debt reserves	10.2	10.7
Other accruals	44.9	44.3
Gross deferred tax assets	215.7	209.3
Valuation allowances	(40.1)	(31.8)
Net deferred tax assets	$ 170.6	$ 165.6

Freezer Mates® Fresh & Pure Ice Tray



At December 29, 2001, the Company had a domestic net operating loss carry forward of $0.4 million, which expires in 2018, and foreign net operating loss carry forwards of $148.1 million. Of the total net operating loss carry forwards, $81.8 million expire at various dates from 2002 to 2011, while the remainder have unlimited lives. During 2001, the Company recognized net benefits of $7.8 million related to foreign net operating loss carry forwards. Repatriation of foreign earnings would not result in a significant incremental cost to the Company. At December 29, 2001, the Company had foreign tax credit carry forwards of $8.2 million, which expire in 2005 and 2006. At December 29, 2001 and December 30, 2000, the Company had valuation allowances against certain deferred tax assets totaling $40.1 million and $31.8 million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. The likelihood of realizing the benefit of deferred tax assets is assessed on an ongoing basis. Consequently, future material changes in the valuation allowance are possible. The Company paid income taxes in 2001, 2000 and 1999 of $26.7 million, $35.5 million and $47.7 million, respectively.

NOTE 10: RETIREMENT BENEFIT PLANS

Pension Plans. The Company has various defined benefit pension plans covering substantially all domestic employees, except those employed by BeautiControl, and certain employees in other countries. In addition to providing pension benefits, the Company provides certain post-retirement healthcare and life insurance benefits for selected U.S. and Canadian employees. Most employees and retirees outside the United States are covered by government healthcare programs. Employees may become eligible for these benefits if they reach normal retirement age while working for the Company and satisfy certain years of service requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features, such as deductibles and coinsurance. The medical plans include an allowance for Medicare for post-65 retirees. The Company has the right to modify or terminate these plans.

The funded status of the plans was as follows:

	U.S. plans				Foreign plans	
	Pension benefits		Post-retirement benefits		Pension benefits	
(In millions)	2001	2000	2001	2000	2001	2000
Change in benefit obligations:						
Beginning balance	$ 30.9	$ 26.3	$ 39.3	$ 36.5	$ 53.6	$ 58.6
Service cost	1.2	1.2	0.4	0.4	2.2	2.4
Interest cost	2.2	2.2	3.2	2.8	2.5	2.5
Actuarial (gain) loss	(0.7)	3.4	6.5	2.7	5.9	2.7
Benefits paid	(1.5)	(2.2)	(3.8)	(3.1)	(4.6)	(6.9)
Special termination benefits	1.3	—	—	—	—	—
Impact of exchange rates	—	—	—	—	(4.7)	(5.7)
Ending balance	33.4	30.9	45.6	39.3	54.9	53.6
Change in plan assets at fair value:						
Beginning balance	26.2	27.1	—	—	24.8	29.8
Actual return on plan assets	(1.3)	0.2	—	—	0.4	2.1
Company contributions	2.6	1.1	3.8	3.1	2.7	2.3
Plan participant contributions	—	—	—	—	0.2	0.2
Benefits paid	(1.5)	(2.2)	(3.8)	(3.1)	(4.6)	(6.9)
Impact of exchange rates	—	—	—	—	(2.0)	(2.7)
Ending balance	26.0	26.2	—	—	21.5	24.8
Funded status of the plan	(7.4)	(4.7)	(45.6)	(39.3)	(33.4)	(28.8)
Unrecognized actuarial loss (gain)	1.7	(1.3)	7.3	1.0	(3.8)	(2.1)
Unrecognized prior service benefit	(0.1)	(0.1)	(1.4)	(1.5)	0.2	—
Unrecognized net transaction (asset) liability	—	—	—	—	0.5	0.9
Impact of exchange rates	—	—	—	—	(0.1)	(0.1)
Accrued benefit cost	$ (5.8)	$ (6.1)	$ (39.7)	$ (39.8)	$ (36.6)	$ (30.1)
Weighted average assumptions:						
Discount rate	7.3%	7.5%	7.3%	7.5%	4.6%	4.7%
Return on plan assets	9.0	9.0	n/a	n/a	5.1	5.2
Salary growth rate	4.5	4.5	n/a	n/a	2.8	2.3

Plan assets consist primarily of equity securities and corporate and government bonds. At December 29, 2001 and December 30, 2000, the accumulated benefit obligations of certain pension plans exceeded those plans' assets. For those plans, the accumulated benefit obligations were $64.6 million and $65.7 million, and the fair value of those plans' assets were $39.3 million and $41.3 million as of December 29, 2001 and December 30, 2000, respectively.

During 2001, the Company implemented a corporate office restructuring that included a voluntary early retirement program. In this program, employees that met age and years of service requirements and elected to participate in the program were able to receive pension benefits commensurate with being five years older than their actual age and having five additional years of service than they actually had. The impact of this program on the pension obligation is shown previously.

The costs associated with the plans were as follows:

(In millions)	Pension benefits			Post-retirement benefits		
	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost:						
Service cost	$ 3.4	$ 3.4	$ 4.0	$ 0.4	$ 0.4	$ 0.4
Interest cost	4.7	4.7	4.5	3.2	2.8	2.6
Actual return on plan assets	(2.1)	(1.2)	(5.2)	0.1	—	—
Net amortization and (deferral)	(1.4)	(2.2)	2.4	(0.1)	(0.1)	(0.1)
Net periodic benefit cost	$ 4.6	$ 4.7	$ 5.7	$ 3.6	$ 3.1	$ 2.9

The assumed healthcare cost trend rate was 8.0 percent and is projected to decrease to 5.0 percent in 2004 where it is expected to remain thereafter.

The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in the assumed healthcare cost trend rates would have the following effects:



Forget-Me-Not™ Refrigerator Container

(In millions)	One percentage point	
	Increase	Decrease
Effect on total of service and interest cost components	$ 0.3	$ (0.3)
Effect on post-retirement benefit obligation	4.0	(3.5)

The Company also has several savings, thrift and profit-sharing plans. Its contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $5.0 million in 2001, $4.5 million in 2000 and $3.8 million in 1999.

NOTE 11: INCENTIVE COMPENSATION PLANS

Incentive Plans. Certain officers and other key employees of the Company participate in the Tupperware Corporation 2000 and 1996 Incentive Plans (the Incentive Plans). Annual performance awards and awards of options to purchase Tupperware shares and of restricted stock are made under the Incentive Plans. For the 2000 Incentive Plan, the total number of shares available for grant was 4,000,000, of which 200,000 shares may be used for restricted stock awards. For the 1996 Incentive Plan, the total number of shares available for grant was 7,600,000 of which 300,000 shares may be used for restricted stock awards. As of December 29, 2001, shares available for award under the Incentive Plans totaled 84,726, all of which could be granted in the form of restricted stock. For options granted in 2001 and 2000, respectively, approximately 0.1 million and 1.7 million shares under options were granted in conjunction with the MSPP. See Note 8 — Subscriptions Receivable.

Other than the 157,118 options exchanged for certain BeautiControl options, all options' exercise prices are equal to the underlying shares' grant-date market values. Outstanding options granted in 2001, 2000 and 1999, other than those options granted under the MSPP and options on 34,400 shares granted in 2000, which vest in two years, have vesting dates that are three years from the date of grant. Options granted under the MSPP vest seven years after date of the grant; however, vesting may be accelerated beginning three years after the grant date if certain stock appreciation goals are attained. Outstanding restricted shares have initial vesting periods ranging from 1 to 4 years. All outstanding options have exercise periods that are 10 years from the date of grant.

Director Plan. Under the Tupperware Corporation Director Stock Plan (Director Plan), non-employee directors may elect to receive their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years and have an exercise price that compensates for the foregone cash retainer. This amount and the intrinsic value of stock grants on the date of award have been recognized as an expense by the Company in the year granted. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 29, 2001, were 300,000 and 180,640, respectively.

Earned cash performance awards of $4.7 million, $12.8 million and $9.3 million were included in the consolidated statement of income for 2001, 2000 and 1999, respectively.

Stock option and restricted stock activity and information about stock options for the Incentive Plans and the Director Plan are summarized in the following tables:

Stock options	Shares subject to option	Average option price per share
Balance at December 26, 1998	5,022,213	$ 24.75
Granted	1,434,650	18.62
Canceled	(233,732)	29.78
Exercised	(70,805)	11.42
Balance at December 25, 1999	6,152,326	23.28
Granted	3,818,968	17.11
Canceled	(485,262)	22.64
Exercised	(115,707)	9.86
Balance at December 30, 2000	9,370,325	20.95
Granted	1,583,900	20.88
Canceled	(215,933)	25.47
Exercised	(235,634)	15.49
Balance at December 29, 2001	10,502,658	20.92

Restricted stock	Shares outstanding	Shares available for issuance
Balance at December 26, 1998	150,373	81,844
Awarded	11,000	(11,000)
Canceled	—	—
Vested	(101,711)	—
Balance at December 25, 1999	59,662	70,844
Increase in shares available due to adoption of 2000 Incentive Plan		200,000
Shares transferred to stock option pool		(23,151)
Awarded	15,000	(15,000)
Canceled	(6,000)	6,000
Vested	(3,662)	—
Balance at December 30, 2000	65,000	238,693
Shares transferred from stock option pool		48,257
Shares transferred to stock option pool		(199,224)
Awarded	3,000	(3,000)
Vested	(44,000)	—
Balance at December 29, 2001	24,000	84,726

Stock Options Outstanding

As of December 29, 2001	Outstanding			Exercisable	
Exercise price range	Shares	Average remaining life	Average exercise price	Shares	Average exercise price
$8.40 - $12.08	53,850	7.9	$9.75	52,850	$9.72
$12.85 - $15.94	2,111,499	7.3	15.45	377,249	13.28
$18.56 - $25.55	6,801,691	7.9	19.74	1,498,091	21.02
$26.70 - $34.28	1,039,143	1.9	30.21	708,643	31.85
$39.18 - $42.25	496,475	3.8	42.18	496,475	42.18
	10,502,658	7.0	20.92	3,133,308	25.70

The Company uses the intrinsic value method of accounting for stock-based compensation. The Company has estimated the fair value of its option grants. The weighted average fair value of 2001 grants was $6.26. If these fair value estimates had been used to record compensation expense in the consolidated statements of income, net income would have been reduced by $6.6 million, $5.6 million and $4.5 million, to $54.9 million, $69.3 million and $74.5 million, or $0.93, $1.19 and $1.29 per diluted common share ($0.95, $1.20 and $1.30 per basic common share) in 2001, 2000 and 1999, respectively.

The fair value of the stock option grants was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 3.5 percent for 2001, 2000 and 1999 grants; expected volatility of 40 percent for all grants; risk-free interest rates of 4.2 percent for 2001 grants and 5.9 percent for 2000 and 1999 grants; and expected lives of 5 years for all grants. Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Compensation expense associated with restricted stock grants was not significant.

NOTE 12: SEGMENT INFORMATION

The Company manufactures and distributes products primarily through independent direct sales forces: (1) plastic food storage and serving containers, microwave cookware and educational toys marketed under the Tupperware brand worldwide, and organized into four geographic segments, and (2) premium cosmetics and skin care products marketed under the BeautiControl brand.

FridgeSmart™ Container



(In millions)	2001	2000	1999
Net sales:			
Europe	$ 400.4	$ 424.1	$ 489.1
Asia Pacific	213.4	242.0	242.3
Latin America	201.3	193.0	154.2
United States	234.6	201.8	178.2
BeautiControl[b]	64.7	12.2	—
Total net sales	$ 1,114.4	$ 1,073.1	$ 1,063.8
Operating profit:			
Europe	$ 74.8	$ 94.1	$ 110.7
Asia Pacific	28.5	44.8	35.0
Latin America	17.2[a]	8.0[a]	12.0
United States	31.1	15.6	4.7
BeautiControl[b]	0.5	0.1	—
Total operating profit	152.1	162.6	162.4
Unallocated expenses	(23.4)[a]	(27.9)[a]	(23.1)[a]
Re-engineering and impairment charges	(24.8)[a]	(12.5)[a]	(15.1)[a]
Interest expense, net	(21.7)	(21.1)	(20.9)
Income before income taxes	$ 82.2	$ 101.1	$ 103.3

See footnote explanations on page 68.

(In millions)	2001	2000	1999
Depreciation and amortization:			
Europe	$ 16.0	$ 17.0	$ 22.0
Asia Pacific	8.5	10.6	11.5
Latin America	9.1	9.9	10.0
United States	10.9	11.6	10.3
BeautiControl[b]	2.7	0.2	—
Corporate	2.7	2.8	1.8
Total depreciation and amortization	$ 49.9	$ 52.1	$ 55.6
Capital expenditures:			
Europe	$ 16.5	$ 16.4	$ 14.1
Asia Pacific	7.7	7.2	2.6
Latin America	7.2	7.3	11.5
United States	13.5	6.5	11.5
BeautiControl[b]	1.4	—	—
Corporate	8.5	8.9	1.2
Total capital expenditures	$ 54.8	$ 46.3	$ 40.9
Identifiable assets:			
Europe	$ 233.5	$ 228.1	$ 237.6
Asia Pacific	116.2	128.2	139.1
Latin America	121.6	130.8	148.7
United States	152.6	141.7	153.4
BeautiControl[b]	82.3	79.1	—
Corporate	139.5	141.5	117.3
Total identifiable assets	$ 845.7	$ 849.4	$ 796.1

a. The Company announced a re-engineering program in 1999. The re-engineering and impairment charges line provides for severance and other exit costs. In addition, unallocated expenses include $3.2 million, $7.9 million and $1.0 million for 2001, 2000 and 1999, respectively, for internal and external consulting costs incurred in connection with the program. Additionally, in 2001 and 2000, respectively, $7.7 million and $6.3 million was recorded in Latin America's operating profit related primarily to the write-down of inventory and reserves against receivables related to changes in the distributor models in certain countries. See Note 3 to the financial statements.

b. BeautiControl was acquired in October 2000. See Note 2 to the consolidated financial statements.

Sales and operating profit in the preceding table are from transactions with customers. Inter-segment transfers of inventory are accounted for at cost. Except for the segregation of the BeautiControl segment, sales generated by product line are not captured in the financial statements and disclosure of the information is impractical. Sales to a single customer did not exceed 10 percent of total sales in any segment. Export sales were insignificant. Sales to customers in Germany were $170.4 million, $184.8 million and $209.2 million in 2001, 2000 and 1999, respectively ($179.1 million and $173.5 million in 2000 and 1999, respectively, at 2001 exchange rates). No other foreign country's sales were material to the Company's total sales. Unallocated expenses are corporate expenses and other items not directly related to the operations of any particular segment.

Corporate assets consist of cash and assets maintained for general corporate purposes. The United States was the only country with long-lived assets greater than 10 percent of the Company's total assets at December 29, 2001. As of the end of 2001, 2000 and 1999, respectively, long-lived assets in the United States were $106.0 million, $99.3 million and $109.0 million.

As of December 29, 2001 and December 30, 2000, the Company's net investment in international operations was $30.4 million and $190.8 million, respectively. The Company is subject to the usual economic risks associated with international operations; however, these risks are partially mitigated by the broad geographic dispersion of the Company's operations.

NOTE 13: COMMITMENTS AND CONTINGENCIES

The Company and certain subsidiaries are involved in litigation and various legal matters that are being defended and handled in the ordinary course of business. Included among these matters are environmental issues. None of the Company's contingencies are expected to have a material adverse effect on its financial position, results of operations or cash flow.

Kraft Foods, Inc., which was formerly affiliated with Premark International, Inc., the Company's former parent, and Tupperware, has assumed any liabilities arising out of certain divested or discontinued businesses. The liabilities assumed include matters alleging product liability, environmental liability and infringement of patents.

Operating leases. Rental expense for operating leases totaled $36.1 million in 2001, $35.0 million in 2000 and $37.0 million in 1999. Approximate minimum rental commitments under noncancelable operating leases in effect at December 29, 2001, were: 2002 — $14.3 million; 2003 — $6.3 million; 2004 — $2.0 million; 2005 — $0.3 million and after 2005 — $0.3 million.

NOTE 14: QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 29, 2001 and December 30, 2000.

(In millions, except per share amounts)	First quarter	Second quarter	Third quarter	Fourth quarter
Year ended December 29, 2001:				
Net sales	$ 263.7	$ 285.4	$ 238.6	$ 326.7
Cost of products sold	88.1	94.0	82.0[a]	109.9[a]
Net income (loss)	17.9[a]	27.7[a]	(12.6)[a]	28.5[a,b]
Net income (loss) per share:				
Basic	0.31[a]	0.48[a]	(0.21)[a]	0.48[a]
Diluted	0.30[a]	0.47[a]	(0.21)[a]	0.48[a]
Dividends declared per share	0.22	0.22	0.22	0.22
Composite stock price range:				
High	26.00	24.95	24.98	22.80
Low	19.25	19.20	19.09	17.70
Close	23.86	23.43	19.94	19.44
Year ended December 30, 2000:				
Net sales	$ 273.1[c]	$ 278.4[c]	$ 225.1[c]	$ 296.5
Cost of products sold	93.8	93.5	74.8	96.3[d]
Net income	19.2[d]	29.1[d]	4.7[d]	21.9[d]
Net income per share:				
Basic	0.33[d]	0.50[d]	0.09[d]	0.38[d]
Diluted	0.33[d]	0.50[d]	0.08[d]	0.38[d]
Dividends declared per share	0.22	0.22	0.22	0.22
Composite stock price range:				
High	19.00	24.50	23.13	20.62
Low	14.56	15.50	17.19	15.50
Close	15.81	22.02	18.00	20.44

a. Includes pretax re-engineering costs of $1.6 million ($1.3 million after tax), $2.2 million ($1.7 million after tax), $22.0 million ($19.8 million after tax) and $9.9 million ($9.7 million after tax) in the first, second, third and fourth quarters, respectively. See Note 3 to the consolidated financial statements.

b. Reflects a reduction of the effective tax rate in the fourth quarter due to the successful resolution of certain outstanding issues.

c. In October 2000, the Emerging Issues Task Force issued EITF 00-10 *Accounting for Shipping and Handling Revenues and Costs*, which requires fees billed to customers associated with shipping and handling to be classified as revenue. Accordingly, the Company reclassified the revenue related to the shipping and handling fees billed to customers, which was previously recorded as a reduction of delivery expense, to net sales. For 2000, $4.5 million, $5.8 million and $4.9 million were reclassified in the first, second and third quarters, respectively.

d. Includes pretax re-engineering costs of $2.5 million ($1.9 million after tax), $2.1 million ($1.7 million after tax), $1.8 million ($1.3 million after tax) and $20.3 million ($19.3 million after tax) in the first, second, third and fourth quarters, respectively. See Note 3 to the consolidated financial statements.



Tupperware® Impressions Tumbler

NOTE 15: RIGHTS AGREEMENT

In 1996, the Company adopted a shareholders' rights plan with a duration of 10 years, under which shareholders received a right to purchase one one-hundredth of a share of preferred stock for each right owned. The preferred shares are cumulative and are superior to common shares with regard to dividends. Each share is entitled to 100 votes on all matters submitted to the shareholders for a vote. The rights are exercisable if 15 percent of the Company's common stock is acquired or threatened to be acquired, and the rights are redeemable by the Company if exercisability has not been triggered. Under certain circumstances, if 50 percent or more of the Company's consolidated assets or earning power are sold, a right entitles the holder to buy shares of the Company equal in value to twice the exercise price of each right. Upon acquisition of the Company by a third party, a holder could receive the right to purchase stock in the acquirer. The foregoing percentage thresholds may be reduced to not less than 10 percent.

Report of Independent Certified Public Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TUPPERWARE CORPORATION: In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Tupperware Corporation and its subsidiaries at December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Tupperware Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orlando, Florida
February 14, 2002

Report of Management

The management of Tupperware is responsible for the preparation of the financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based upon management's best estimate and judgments, as appropriate. PricewaterhouseCoopers LLP has audited these financial statements and has expressed an independent opinion thereon.

The Company maintains internal control systems, policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial information. There are inherent limitations in all internal controls systems based on the fact that the cost of such systems should not exceed the benefits derived. Management believes that the Company's systems provide the appropriate balance of costs and benefits. The Company also maintains an internal auditing function that evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The Audit and Corporate Responsibility Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically and independently with management, the vice president of internal audit and PricewaterhouseCoopers LLP to discuss the Company's internal accounting controls, auditing and financial reporting matters. The vice president of internal audit and PricewaterhouseCoopers LLP have unrestricted access to the Audit and Corporate Responsibility Committee.

Management recognizes its responsibility for conducting the Company's affairs in a manner that is responsive to the interests of its shareholders and its employees. This responsibility is characterized in the Code of Conduct, which provides that the Company will fully comply with laws, rules and regulations of every country in which it operates and will observe the rules of ethical business conduct. Employees of the Company are expected and directed to manage the business of the Company accordingly.

Rick Goings
Chairman and Chief Executive Officer

Pradeep Mathur
Senior Vice President and
Chief Financial Officer

Officers and Board of Directors

OFFICERS

Rick Goings
Chairman of the Board and
Chief Executive Officer

Dario Colagiacomo
President,
Tupperware Europe, Africa
and the Middle East

Judy B. Curry
Vice President and Controller

R. Glenn Drake
Group President,
North America, Europe, Africa
and the Middle East

Lillian D. Garcia
Senior Vice President,
Human Resources

Josef Hajek
Vice President, Tax

David T. Halversen
Senior Vice President,
Business Development and
Communications

C. Morgan Hare
Vice President and
Senior Global Marketing Officer

Richard W. Heath
Senior Vice President,
Beauty and Nutritional Products

Steven R. Kroos
President,
Tupperware Asia Pacific

Pradeep Mathur
Senior Vice President and
Chief Financial Officer

Anne E. Naylor
Vice President, Internal Audit

Gaylin L. Olson
Group President,
Latin America and Asia Pacific

Michael S. Poteshman
Vice President,
Finance and Investor Relations

Thomas M. Roehlk
Senior Vice President,
General Counsel and Secretary

Hans Joachim Schwenzer
Senior Vice President,
Global Promotions
Tupperware Worldwide

Christian E. Skröder
Senior Vice President,
Worldwide Market Development

José R. Timmerman
Senior Vice President,
Worldwide Operations

BOARD OF DIRECTORS

Rita Bornstein, Ph.D.[1]
President, Rollins College

Rick Goings[3*]
Chairman of the Board and
Chief Executive Officer,
Tupperware Corporation

Clifford J. Grum[1]
Chairman and Chief
Executive Officer, retired,
Temple-Inland Inc.,
Packaging, Paperboard,
Building Products and
Financial Services

Betsy D. Holden[2]
Co-Chief Executive Officer,
Kraft Foods, Inc.,
Food Products

Joe R. Lee[2,3]
Chairman and
Chief Executive Officer,
Darden Restaurants, Inc.,
Casual Dining Restaurants

Bob Marbut[2*,3]
Chairman,
Hearst-Argyle Television, Inc.,
Television and Communications

Angel R. Martinez[2]
Independent Consultant

David R. Parker[1*,3]
Managing Partner,
Interprise Technology
Partners, L.P.

Joyce M. Roché[1]
President and
Chief Executive Officer,
Girls Incorporated

M. Anne Szostak[2]
Executive Vice-President
and Corporate Director of
Human Resources,
FleetBoston Financial,
Diversified Financial Company

Numbers denote committee memberships:

1 Audit and Corporate Responsibility Committee

2 Compensation and Directors Committee

3 Executive Committee

* Chairperson

DESIGN: SamataMason LOCATION PHOTOGRAPHY: Alan Klehr PRODUCT PHOTOGRAPHY & CHAIRMAN'S PORTRAITS: Sandro PRINTING: H. MacDonald

CORPORATE OFFICE

Tupperware Corporation
P.O. Box 2353
Orlando, FL 32802-2353
(407) 826-5050

14901 S. Orange Blossom Trail
Orlando, FL 32837

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Shareholder inquiries should be directed to the agent at:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

or:

P.O. Box 64854
St. Paul, MN 55164-0854

Telephone: (800) 468-9716
or (651) 450-4064

Fax: (651) 450-4033
E-mail: stocktransfer@wellsfargo.com

Notices regarding changes of address and inquiries regarding lost dividend checks, lost or stolen certificates and transfers of stock should be directed to the transfer agent.

Common Stock
Listed in the United States on the New York Stock Exchange and traded under the symbol TUP.

Independent Accountants
PricewaterhouseCoopers LLP
Orlando, Florida

SEC Filings and Other Information
Copies of the Annual Report, filings with the Securities and Exchange Commission and press releases may be obtained by writing to:

Tupperware Corporation
Investor Relations Department
P.O. Box 2353
Orlando, FL 32802-2353

by calling: (800) 514-3081

or via e-mail:
finrel@tupperware.com

Investor Relations
Michael S. Poteshman
Vice President,
Finance and Investor Relations
(407) 826-4522
Website: www.tupperware.com

Annual Meeting
The Annual Meeting of Shareholders will be held at 1:00 p.m. on Thursday, May 15, 2002, at The Hyatt Regency Orlando International Airport Hotel, 9300 Airport Boulevard, Orlando, Florida.

Note: Except as indicated below trademarks owned by the Company are indicated by the use of ® or ™ throughout this report.

HSN is a service mark of the Home Shopping Network, Inc.

General Electric is a trademark of General Electric Company.

Maytag is a trademark of Maytag Corporation.

Kitchenaid is a trademark of Whirlpool Corporation.



Tupperware
Tupperware Corporation
P.O. Box 2353
Orlando, FL 32802-2353

14901 S. Orange Blossom Trail
Orlando, FL 32837